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Exhibit 99.2

Agreement to Acquire the Divested Business
Through Purchase of FNA Group Shares

        This share purchase agreement dated June 6, 2006 (the "Agreement") between Falconbridge Limited, a corporation amalgamated under the laws of the Province of Ontario ("Falconbridge") and LionOre Mining International Ltd., a corporation continued under the laws of Canada ("Acquirer") witnesses that:

        WHEREAS Falconbridge, through its affiliates Falconbridge Nikkelverk A/S, a corporation formed under the laws of Norway ("FNA"), Falconbridge International Limited, a corporation formed under the laws of Barbados ("FIL"), Falconbridge U.S., Inc., a corporation formed under the laws of Pennsylvania ("FUS"), Falconbridge Europe S.A., a corporation formed under the laws of Belgium ("FESA"), Falconbridge (Japan) Limited, a corporation formed under the laws of Japan ("FJKK") and Falconbridge International S.A., a corporation formed under the laws of Belgium ("FISA") (collectively, the "FNA Group") carries on the business (the "Divested Business") of development, production, servicing and sale of finished nickel, copper, cobalt, precious metals and other products ("Nikkelverk Refinery Products") produced at the Nikkelverk refinery located in Kristiansand, Norway (the "Nikkelverk Refinery").

        AND WHEREAS Falconbridge wishes to enter into this Agreement and to effect the sale of the Divested Business to Acquirer as contemplated herein in order to facilitate obtaining from the United States Department of Justice ("DOJ") and the European Commission ("EU") (the DOJ and EU, collectively, the "Regulatory Authorities") the requisite clearance or approval (the "Regulatory Approvals") of the acquisition by Inco Limited ("Inco") of all of the common shares of Falconbridge pursuant to Inco's offer dated October 24, 2005, as such offer has or may be amended and extended from time to time (the "Inco Offer").

        AND WHEREAS Inco and Falconbridge have agreed pursuant to a Support Agreement (as herein defined) to, among other things, cooperate to obtain the Regulatory Approvals and accordingly, the parties acknowledge that Inco has a direct interest in this Agreement by virtue of the Support Agreement and has therefore joined in this Agreement as a party so as to be entitled to rely on and enforce the obligations of Acquirer hereunder.

        AND WHEREAS the Acquirer wishes to purchase the FNA Group Shares and consequently the Divested Business as well as the FL Nikkelverk Working Capital on and subject to the terms and conditions of this Agreement.

        AND WHEREAS Acquirer has the intent and, with the acquisition of the Divested Business, capabilities (including the managerial, operational, technical and financial capability) to compete effectively in the production and sale of High Purity Nickel and cobalt.

        NOW THEREFORE in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by Falconbridge and the Acquirer) Falconbridge and the Acquirer agree as follows:

1.     Transaction

1.1    Acquirer agrees to purchase from Falconbridge or its Affiliates, as applicable (collectively, the "Seller"), and Falconbridge agrees to sell or cause to be sold to Acquirer (i) all of the outstanding shares of the FNA Group (the "FNA Group Shares") and (ii) the FL Nikkelverk Working Capital, so as to result in Falconbridge divesting and the Acquirer acquiring ownership of the Divested Business and the FL Nikkelverk Working Capital (collectively, the "Purchased Interests"). The completion of such purchase and sale (the "Closing") shall be on the date on which Inco initially takes up shares of Falconbridge under the Inco Offer or on such date as soon as reasonably possible thereafter as Falconbridge shall determine (the "Closing Date") provided that the Closing Date shall be not later than the latest date, currently August 10, 2006, until which Inco has agreed to maintain the Inco Offer as specified in the Support Agreement between Falconbridge and Inco dated October 10, 2005, as the same may be amended from time to time (the "Support Agreement"). Falconbridge shall give the Acquirer not less than five Business Days notice of the Closing Date.

1.2    The parties agree that this Agreement contains all material provisions applicable to the transactions contemplated hereby and they intend this Agreement to be a legally binding and enforceable agreement which shall govern the transactions contemplated herein.

1.3    Each of Falconbridge and the Acquirer represents and warrants that its board of directors has approved the entering into of this Agreement and no further approval of its board of directors or its shareholders (subject in the case of Acquirer to any requirement of the TSX in connection with its approval of the issuance of the Acquirer Shares) is required to implement the transactions contemplated hereby.

1.4    Capitalized terms used in this Agreement, unless otherwise specifically defined herein, shall have the meaning set out in Schedule A.

2.     Regulatory Requirements

        Acquirer acknowledges that unless the Regulatory Approvals are obtained on terms satisfactory to Falconbridge and Inco, the Inco Offer will not be completed. Accordingly, Acquirer agrees to co-operate with and provide Falconbridge with all commercially reasonable assistance related to the transactions contemplated in this Agreement in connection with obtaining such Regulatory Approvals. The Acquirer will, as promptly as practicable, comply with all reasonable requests for information from the Regulatory Authorities relating to this transaction or to the Acquirer, including reasonable requests for interviews and meetings with the Regulatory Authorities. Falconbridge will provide to Acquirer a copy of the final approvals or clearances from the Regulatory Authorities promptly following their receipt by Falconbridge.

3.     Non-Divested Business Transfers

3.1    Prior to the Closing, Falconbridge will: (i) cause the FNA Group to transfer to other Affiliates of Falconbridge any tangible or intangible assets (together with all related liabilities) used exclusively in, and personnel exclusively responsible for, the production or sale of products other than the Nikkelverk Refinery Products, and (ii) cause the FNA Group on the one hand and Falconbridge and its other Affiliates on the other hand to settle all intercompany accounts receivable and intercompany indebtedness (the foregoing (i) and (ii) collectively, the "Non-Divested Business Transfers"). For the avoidance of doubt, agreements providing for the supply of feed to Falconbridge's smelter in Sudbury, Ontario and personnel exclusively related to such activities will be transferred out of the FNA Group as part of the Non-Divested Business Transfers. A summary of the steps, assets, liabilities and personnel subject to the Non-Divested Business Transfers is set out in Schedule B.

3.2    Acquirer acknowledges that the details of the Non-Divested Business Transfers are still to be finalized by Falconbridge in the context of its overall tax and business planning and the Inco Offer and accordingly Falconbridge may as such details are finalized wish to amend the summary of the Non-Divested Business Transfers contained in Schedule B. In that case, Falconbridge shall consult with Acquirer concerning such amendment and any such amendment shall be subject to the Acquirer's consent, acting reasonably.

4.     Additional Arrangements

4.1    On Closing, the Acquirer shall execute and deliver and Falconbridge shall execute and deliver and cause its applicable Affiliates to execute and deliver the following agreements (collectively, the "Closing Agreements") in substantially the form and on substantially the terms set out in the draft agreements attached as Schedule C hereto:

  (a)
  Falconbridge and an Affiliate shall enter into an agreement with FIL for the supply of nickel-in-matte and other intermediate products suitable for refining at the Nikkelverk Refinery (the "Matte Supply Agreement");

  (b)
  Seller and Acquirer shall enter into a transitional service agreement under which each shall provide to the other such services reasonably required by the other for a transitional period after Closing (not to exceed six months) on a fully loaded cost reimbursement basis (including a reasonable allocation of head office and other indirect charges and expenses determined by the provider on a basis consistent with its allocation of such costs and expenses to its own business units) (the "Transitional Services Agreement") it being agreed that the specific services to be provided shall be negotiated by the parties in good faith prior to the Closing Date on the basis that only those services which the party cannot reasonably itself provide or acquire from a third party will be included and then only for such period as reasonably necessary to allow the recipient to arrange for an alternate source for such service;

  (c)
  The FNA Group and Falconbridge shall enter into a mutual release and termination agreement which will apply to all rights and obligations owing to each other, other than those arising pursuant to this Agreement (the "Release and Termination Agreement");

  (d)
  The FNA Group, Falconbridge and Acquirer shall enter into an amended and restated technology cross-licence agreement in respect of the intangible assets of the [deleted text] use of the name "Falconbridge" and certain other intangible assets (the "Technology Licence Agreement"); and

  (e)
  Falconbridge and FIL shall enter into an agreement to reflect the hedging arrangements set out in Schedule C.

5.     Purchase Price; Allocation, Payment and Adjustment

5.1    The Acquirer will pay an aggregate purchase price for the FNA Shares and the FL Nikkelverk Working Capital comprised of: (i) cash equal to $400,000,000 and (ii) the Acquirer Shares (collectively, the "Purchase Price") which amount shall be adjusted pursuant to Section 5.5. The Purchase Price shall be allocated in accordance with Schedule D.

5.2    If the Acquirer shall be required by Applicable Law to deduct or withhold any Taxes from or in respect of any amount payable under this Agreement, the Acquirer shall make such required deductions or withholdings at the Closing and shall at Closing pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with and within the time required by any Applicable Law. The Acquirer shall deliver to Falconbridge as soon as practicable after it has made such payment to the applicable Governmental Authority a copy of any receipt issued by such authority evidencing the remittance of all amounts required to be deducted or withheld from the sum payable under this Agreement or, if such a receipt is not available from such authority, notice of the payment of such amount deducted or withheld.

5.3    The Purchase Price, subject to adjustment, will be payable on the Closing Date as follows:

  (a)
  as to an amount equal to $400,000,000 by wire transfer in immediately available funds to such bank account(s) as Falconbridge directs in writing not less than three days prior to the Closing; and

  (b)
  by the issue to Seller at Closing of 49,118,057 common shares of Acquirer (the "Acquirer Shares").

5.4    The Acquirer agrees to pay to Falconbridge the FL Payable, in order for the Acquirer and Falconbridge to approximate the economic situation which would have applied had the matte supply arrangements between Falconbridge and the Acquirer been in place pursuant to the Matte Supply Agreement prior to the Closing Date. The FL Payable shall be paid as follows:

    (i)
    as to an amount equal to 50% of the FL Payable to be paid in cash on or before the 15th day after the Closing Date; and

    (ii)
    as to an amount equal to 50% of the FL Payable to be paid in cash on or before the 33rd day after the Closing Date;

each such payment to be made by wire transfer in immediately available funds to such bank account(s) as Falconbridge directs in writing not less than 3 days prior to the date on which each payment is due.

5.5    The Parties agree that the Purchase Price will be adjusted after the Closing on the following basis:

  (a)
  there will be a net cash/debt purchase price adjustment after giving effect to the Non-Divested Business Transfers and the Release and Termination Agreement, with the amount of net cash position of the FNA Group as of the close of business on the day before the Closing Date (the "Cut-off Time") being paid by the Acquirer to Falconbridge and the amount of any net debt position of the FNA Group as of such time being paid by Falconbridge to the Acquirer. The net cash/debt adjustment shall be a dollar for dollar adjustment and not subject to any band or range;

  (b)
  there will be a non-cash working capital adjustment based on the difference between the non-cash working capital of the members of the FNA Group and the FL Nikkelverk Working Capital, in each case as of the Cut-off Time on the one hand, and a target non-cash working capital for the FNA Group and a target FL Nikkelverk Working Capital on the other hand. If the difference is less than $1,000,000, no adjustment shall be payable. If the difference is greater than $1,000,000, then an adjustment shall be made by the Acquirer or Falconbridge, as applicable on a dollar for dollar basis from the first dollar;

  (c)
  although the cash/debt purchase price adjustment and the non-cash working capital adjustment will be calculated separately and for each member of the FNA Group and, with respect to the non-cash working capital adjustment for the FL Nikkelverk Working Capital as well, there shall be one net adjustment;

  (d)
  prior to the Closing Date, Falconbridge will manage the Purchased Interests with the objective of minimizing the amount of any such net adjustment;

  (e)
  the determination of cash, debt, non-cash working capital and FL Nikkelverk Working Capital will be determined in accordance with generally accepted accounting principles;

  (f)
  the targets for each of the non-cash working capital of the FNA Group and of the FL Nikkelverk Working Capital will be derived from relevant historical averages (adjusting for any unusual matters such as strikes and having regard to trends and the current operations of the Divested Business) of the components of such non-cash working capital of the FNA Group and the FL Nikkelverk Working Capital;

  (g)
  in order to eliminate to the extent reasonably possible variations resulting from fluctuating metal prices: (i) the targets derived from such components which are based on inventories of metals purchased, payables for metals, advances for metals or accounts receivable for metals sold and (ii) the corresponding actual amounts of such components at the Cut-off Time shall both be calculated on the basis of quantities and then the net differences in quantities shall be converted into dollars using the same pricing methodology as set out in Schedule J; and

  (h)
  all material inventories of metals (in whatever form) forming part of the FL Nikkelverk Working Capital and the precious metals owned by Falconbridge will be subject to a physical stock taking by the auditors of the FNA Group as of the Cut-off Time and the Acquirer and Falconbridge shall be entitled to have representatives attend and observe such stock take.

The Acquirer and Falconbridge shall work together in good faith to agree on: (i) a written protocol which incorporates the above principles and which will govern the above adjustments to the Purchase Price and (ii) appropriate targets for such non-cash working capital, the FL Nikkelverk Working Capital and their components. The parties further agree that Schedule "E" is illustrative of the non-cash working capital and the FL Nikkelverk Working Capital balance on a consolidated basis utilizing targets which represent their current state of discussions. The parties confirm that neither is aware nor expects that there will be any material changes to the targets used in such illustration. Nevertheless, such targets are without prejudice to the above principles applicable to the determination of such targets. If the Acquirer and the Purchaser cannot agree on either such matters by June 16, 2006, they shall jointly retain KPMG LLP ("KPMG") or PricewaterhouseCoopers ("PWC") as agreed to by the parties, failing which one of the two determined by lot, to prepare such protocol or targets, as applicable, which protocol and targets shall be final and binding on the Acquirer and Falconbridge. The determination of the aforesaid purchase price adjustment will be prepared by Falconbridge and provided to Acquirer not more than 30 days following the Closing Date. Acquirer shall ensure that the FNA Group provides Falconbridge with its full cooperation and assistance in connection with such preparation of the purchase price adjustment. Acquirer shall then have 30 days to review Seller's determination and if Acquirer does not dispute such determination by notice to Seller within such 30 day period, such determination shall be deemed to be final and binding and the adjustment as so determined shall be settled between the parties within 10 days following the expiry of such 30 day period. If Acquirer disagrees with Seller's determination, Acquirer shall prior to the end of such 30 day period notify Falconbridge of the details of such disagreement and, if the parties cannot resolve the matter within 30 days after such notice, then at any time after such 30 day period the matter may be referred by either party for final resolution to KPMG or PWC as agreed to by the parties, failing which one of the two determined by lot. The purchase price adjustment as finally determined by agreement of the parties or by such accounting firm shall be settled in U.S. dollars between the parties within 5 Business Days following such determination.

5.6    (1) The Acquirer Shares shall be (i) issued as fully paid and non-assessable shares in the capital of the Acquirer, free and clear of all liens or encumbrances, (ii) listed for trading on the TSX commencing on or promptly after the Closing Date, and (iii) in certificate form with the restrictive legend referred to in Section 2.2(h)(iii) of Schedule F hereto. The Seller acknowledges that the Acquirer Shares will be issued to it on a private placement basis exempt from the prospectus and registration requirements of Canadian securities legislation and accordingly will be subject to a four month hold period (unless resold pursuant to an exemption) and, if said securities constitute a control block, subject to certain other sale restrictions in accordance with applicable securities laws.

(2)    Falconbridge agrees to sell, or cause to be sold, to one or more non-Affiliated parties by not later than 150 days after the Closing Date such number of Acquirer Shares that, after giving effect to such sale, the number of common shares of the Acquirer, including any remaining Acquirer Shares, held by Falconbridge and its Affiliates shall in the aggregate be less than 10% of the aggregate number of common shares of Acquirer outstanding on that date. In making such sales, Seller shall (i) not knowingly sell to any one purchaser or group of affiliated purchasers a number of shares of Acquirer that exceeds 5% of the aggregate number of common shares of the Acquirer then outstanding, and (ii) use its reasonable commercial efforts to not sell shares of Acquirer to another mining company, provided that nothing herein shall restrict Seller from transferring any of the Acquirer Shares to any Affiliates of Seller, provided any such transferee Affiliate shall be subject to the same obligations and restrictions on dealing with the Acquirer Shares contained in this Section 5.6. Falconbridge agrees not to exercise or permit the exercise of any voting rights attached to any common shares in the capital of Acquirer owned or controlled either directly or indirectly by Seller or any of its Affiliates, either directly or indirectly by proxy, power of attorney, voting trust or otherwise.

(3)    If requested by Falconbridge, Acquirer will prepare, file and clear a prospectus in Canada relating to the resale by Seller of the Acquirer Shares or any portion thereof as determined by the Seller as a secondary distribution to the public by such date as Falconbridge may reasonably require but not later than the date required by the Regulatory Authorities for the disposition by Seller of any of the Acquirer Shares, or if not specifically addressed by such Regulatory Authorities, by the date specified by the Regulatory Authorities for disposition by Seller of the Nikkelverk Business. For this purpose, Falconbridge will cooperate and assist Acquirer in connection with the preparation, filing and clearing of such prospectus and in particular, will assist with the preparation of the historical audited financial statements for the Divested Business and pro forma financial statements for Acquirer to satisfy prospectus requirements (subject to any discretionary exemptive relief that may be available using commercially reasonable efforts on application to the Canadian Securities Administrators). For this purpose the parties agree that, subject to the availability of the required financial statements as referred to above, it is reasonable to expect, and Acquirer will use its commercially reasonable efforts, to file a preliminary prospectus within four Business Days, and to receive a receipt for a final prospectus within a further five Business Days, following a request from Falconbridge. Acquirer will provide such other cooperation and assistance in connection with such sale of Acquirer Shares as would typically be contemplated in a registration rights agreement, including entering into any required underwriting agreement, providing customary indemnities to any underwriters and the Seller, agreeing to customary standstills in favour of the underwriters and providing such opinions, reports, certificates and letters of the Acquirer and its legal, auditing and other professional advisors as may reasonably be required in connection with such prospectus. If such prospectus is filed solely to qualify some or all of the Acquirer Shares for resale, Falconbridge shall reimburse Acquirer for all out-of-pocket expenses incurred by Acquirer in connection with the preparation and filing of such prospectus.

(4)    In addition, the Acquirer will provide the Seller with all reasonable cooperation and assistance as Falconbridge may request in connection with the resale of any of the Acquirer Shares not involving a prospectus and Falconbridge shall reimburse Acquirer for all out-of-pocket expenses incurred by Acquirer in providing such cooperation and assistance.

(5)    Falconbridge agrees that for a period of two years following the Closing Date neither it nor any of its Affiliates shall acquire any additional shares of the Acquirer or any other securities of the Acquirer convertible into or exchangeable for shares of the Acquirer (other than as a result of a stock dividend, stock split or other similar distribution of securities by Acquirer to its security holders).

5.7   On Closing:

  (a)
  Falconbridge, the Seller and each FNA Group member shall take all necessary corporate action to cause, upon Closing, the resignation of any director or officer of each FNA Group member and shall deliver in respect of each such resigning officer or director either (x) an executed release dated with effect as of the Closing releasing and forever discharging each FNA Group member of which such person was an officer or director from all actions, causes of action, suits, debts, duties, obligations, covenants, contracts, liabilities, claims and demands whatsoever which such director or officer has or shall or may have for or by reason of or in any way arising out of any cause, matter or thing whatsoever or (y) an indemnity in respect thereof;

  (b)
  Falconbridge and Seller shall deliver or cause to be delivered:

  (i)
  a certified copy of the resolutions of the board of directors of each of Falconbridge and the Seller, as applicable, approving the execution, delivery and performance of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby;

  (ii)
  a certificate of a senior officer of Falconbridge that, to the best of such officer's knowledge and except as such officer may therein specify (such exception to be without prejudice to any rights which Acquirer may have with respect to the matters exempted), the representations and warranties herein of Falconbridge and the Seller are true and correct as of the Closing Date and that each of Falconbridge and the Seller have performed all of their covenants and agreements to be performed hereunder on or prior to the Closing Date;

  (iii)
  duly registered share certificates endorsed in the name of the Acquirer, or as it may direct in writing, or other instrument evidencing the transfer to the Acquirer or its Affiliate of the FNA Group Shares together with the related minute books; and

  (iv)
  a certificate from a senior officer of Falconbridge dated as of the earlier of the Closing Date and the date on which Inco first takes up shares of Falconbridge under the Inco Offer confirming, to the best of such officer's knowledge, that no Material Adverse Change shall have occurred since the Balance Sheet Date with respect to the condition of the Divested Business and the FNA Group taken as whole.

5.8   On Closing, Acquirer shall deliver or cause to be delivered to Falconbridge:

  (a)
  a certified copy of the resolutions of its board of directors and any applicable Affiliates (other than the FNA Group) approving the execution, delivery and performance of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby;

  (b)
  a certificate of a senior officer of Acquirer that, to the best of such officer's knowledge and except as such officer may therein specify (such exception to be without prejudice to any rights which Falconbridge may have with respect to the matters excepted), the representations and warranties herein of Acquirer are true and correct as of the Closing Date and that Acquirer has all of its covenants and agreements to be performed hereunder on or prior to the Closing Date; and

  (c)
  a certificate from a senior officer of Acquirer dated as of the Closing Date, confirming, to the best of such officer's knowledge, that no Material Adverse Change has occurred with respect to the Acquirer which has not been publicly disclosed.

5.9    The Acquirer agrees at the request of Falconbridge and Inco that the Acquirer will sign the term sheet (the "Term Sheet") in the form attached as Schedule H with [deleted text], to the extent it is amended so that any fees payable to [deleted text] other than the Work Fee (as defined therein) and Third Party Costs (as defined therein), which are payable if the borrower under such Term Sheet does not draw down on the Facility (as defined therein), will be for the account of Inco or Falconbridge.

6.     Additional Terms of Sale

6.1    Falconbridge hereby makes to the Acquirer the representations and warranties set out in Section 1 of Schedule F (the "Falconbridge Representations and Warranties") and Acquirer hereby makes to Falconbridge the representations and warranties set out in Section 2 of Schedule F (the "Acquirer Representations and Warranties"). Any action taken or change resulting during the period from the date hereof to the Closing as a result of and in accordance with the implementation of the Non-Divested Business Transfers or otherwise contemplated by this Agreement shall not give rise to or constitute a breach of any representation or warranty.

6.2    Subject to the provisions of this Article 6, Falconbridge will indemnify and save harmless the Acquirer, its Affiliates and their directors and officers from and against:

  (a)
  all Claims incurred by Acquirer, its Affiliates or their directors and officers resulting from any breach of any covenant of Falconbridge contained in this Agreement;

  (b)
  all Claims incurred by the Acquirer, its Affiliates or their directors and officers resulting from any inaccuracy or misrepresentation in any Falconbridge Representation or Warranty; and

  (c)
  (i)    any Taxes owing or which may become owing by any member of the FNA Group (including, without limitation as a result of the Non-Divested Business Transfers) in respect of (i) any period ending on or before the Closing Date, except to the extent provided for or reflected in the non- cash working capital as of the Closing Date, and (ii) the portion of any taxation year that includes (but does not end on) the Closing Date (a "Straddle Year") ending on and including the Closing Date ("Pre-Closing Tax Period");

    (ii)
    any legal proceeding or action brought by any person arising out of or taken as a result of the Inco Offer except to the extent of any liabilities created by the Acquirer other than by virtue of its execution and delivery of this Agreement or any action taken by the Acquirer, its Affiliates or their directors and officers contemplated by this Agreement; and

    (iii)
    any liabilities owing to third parties which arise as a result of the completion of the Non-Divested Business Transfers except to the extent provided for or reflected in the Non-Cash Working Capital as of the Closing Date.

6.3    For purposes of Section 6.2(c)(i), the determination of the Taxes owing or which may become owing by any member of the FNA Group in respect of any Pre-Closing Tax Period of a Straddle Year shall be made by assuming that the Straddle Year consisted of two taxation years, one which ended at the close of the Closing Date and the other of which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit for the Straddle Year shall be allocated between such two (2) taxation years by assuming that the relevant books were closed at the close of the Closing Date; provided, however, that:

  (a)
  transactions occurring on the Closing Date that are properly allocable to the portion of the Closing Date occurring after the time at which Closing is completed shall be allocated to the taxation year that is deemed to begin at the beginning of the day following the Closing Date,

  (b)
  exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned (based on the assumption, in the case of permissive or discretionary exemptions, allowances or deductions that the maximum amount of such exemptions, allowances or deductions have been claimed) between such two (2) taxation years on a daily basis, and

  (c)
  Taxes that are computed on a periodic basis, such as property Taxes, shall be apportioned between such two (2) taxation years on a daily basis.

6.4    Notwithstanding any of the other provisions of this Agreement other than in the case of fraud of Falconbridge, Falconbridge will not be liable to the Acquirer, its Affiliates or their directors and officers in respect of:

  (a)
  any Claim resulting from:

  (i)
  any inaccuracy or misrepresentation in the Falconbridge Representations and Warranties set out in Section 1.2(1)(a)-1.2(1)(d) and Section 1.2(3)(a) of Schedule F hereto after the [deleted text] of the Closing Date; or

  (ii)
  any inaccuracy or misrepresentation in any other Falconbridge Representation and Warranty [deleted text] after the Closing Date; and

    (iii)
    any matter from which the Acquirer, its Affiliates, directors and officers are indemnified pursuant to Section 6.2(c) after the expiration of the applicable limitation period (provided that, if a Taxation Authority is permitted to make an assessment, reassessment or additional assessment in respect of Taxes beyond the normal limitation period and/or at any time, whether pursuant to Subsection 152(4) of the Income Tax Act (Canada) or any analogous provision of provincial or foreign law, then the applicable limitation period in respect of such Taxes shall be such extended period within which the Taxation Authority may assess, reassess or make an additional assessment;

  (b)
  any Claim for indemnification pursuant to Section 6.2(b):

  (i)
  unless the Claim exceeds [deleted text] (a "Qualifying Claim"), and for this purpose all Claims arising from the same event or circumstances will be aggregated;

  (ii)
  unless and until the aggregate of all Qualifying Claims exceeds [deleted text], in which case Falconbridge's liability will only be for the portion of such aggregate which exceeds such amount; and

  (iii)
  where its aggregate liability under Section 6.2(b) including all amounts previously paid pursuant to such Section would exceed [deleted text].

  (c)
  any Claim in excess of the losses incurred by the FNA Group taken as a whole relating to the matter which gave rise to the Claim; and

  (d)
  any Claim to the extent that the matter giving rise to a Claim is provided for or reflected in the Financial Model or does not adversely affect the economics reflected in the Financial Model.

6.5    No liability of Falconbridge pursuant to Section 1.2(7) of Schedule F hereto shall be increased under or in relation to any representation or warranty contained in this Agreement, any other provision of this Agreement or any other document referred to herein to the extent that such increase is attributable to:

  (1)
  a change after the date hereof in any Applicable Law; or

  (2)
  a change by the Acquirer in the use of the lands on which the Nikkelverk Refinery is located or the operations of the Divested Business.

6.6    Subject to the provisions of this Article 6, the Acquirer will indemnify collectively and save harmless Falconbridge, its Affiliates and their directors and officers from and against:

  (a)
  all Claims incurred by Falconbridge, its Affiliates or their directors and officers resulting from any breach of any covenant of the Acquirer contained in this Agreement;

  (b)
  all Claims incurred by Falconbridge, its Affiliates or their directors and officers resulting from any inaccuracy or misrepresentation in any Acquirer Representation or Warranty; and

  (c)
  all Claims incurred by Falconbridge, its Affiliates or their directors and officers in respect of any liability of any member of the FNA Group (but only to the extent of the liability of the members of the FNA Group) relating to activities or events before the Closing Date (other than any liability for Taxes).

6.7    Notwithstanding any of the other provisions of this Agreement, other than in the case of fraud of the Acquirer, the Acquirer will not be liable to Falconbridge, its Affiliates or their directors and officers in respect of:

  (a)
  any Claim directly or indirectly resulting from any inaccuracy or misrepresentation in:

  (i)
  any Acquirer Representation or Warranty set out in Section 2.2(a)-2.2(d) and 2.2(f) of Schedule F hereto after the [deleted text] of the Closing Date; and

  (ii)
  any other Acquirer Representations and Warranties [deleted text] after the Closing Date;

  (b)
  any matter from which Falconbridge, its Affiliates and their directors and officers are indemnified pursuant to Section 6.6(c) after the expiration of the applicable limitation period relating to the corresponding liability of the applicable member of the FNA Group.

  (c)
  any Claim for indemnification pursuant to Section 6.6(b):

  (i)
  unless the Claim is a Qualifying Claim and for this purpose all Claims arising from the same event or circumstances will be aggregated; and

  (ii)
  unless and until the aggregate of all Qualifying Claims which meet the criteria in (i) above exceeds [deleted text], in which case the Acquirer's liability will only be for the portion of such aggregate which exceeds such amount.

6.8    The liability of Falconbridge or the Acquirer to the other and their Affiliates, directors and officers in respect of their respective indemnities (the party having such liability being referred to in this Section 6.8 as the "Indemnifier" and the other party, its Affiliates and their directors and officers being referred to as the "Indemnified Party") contained in this Agreement or any other document referred to herein shall be subject to the following:

  (a)
  any such liability shall (i) be reduced to the extent that the Indemnified Party fails to use reasonable commercial efforts to mitigate its damages, and (ii) shall not include any claim for any indirect or consequential loss (including loss of profit) or punitive damages;

  (b)
  If the Indemnified Party is at any time entitled to recover from some third party (including an insurer or a Taxing Authority), any sum in respect of any matter giving rise to a claim under an indemnity hereunder or any other document referred to herein and the Indemnifying Party shall have fully satisfied its indemnity obligation hereunder in respect of such matter, the Indemnified Party shall at the cost and expense of the Indemnifying Party take all reasonable actions to enforce its rights against such third party and pay all amounts so recovered to the Indemnifying Party;

  (c)
  The Indemnified Party will not take any action which would increase the liability of the Indemnifier under its indemnities herein or which would cause or encourage a third party to make a claim against the Indemnified Party in respect of which Indemnified Party would be entitled to be indemnified by the Indemnifier or which would increase the Indemnifier's liability under its representations, warranties and indemnities herein.

  (d)
  The Indemnified Party shall take all reasonable steps and give all reasonable assistance to avoid or mitigate any liability which may give rise to a right of indemnification by the Indemnifier hereunder, provided that the Indemnified Party shall not be required to expend other than nominal amounts of money with respect to such steps and assistance. In the event that the Indemnified Party becomes aware that a liability for which indemnification may be provided hereunder might be avoided or mitigated by the expenditure of more than nominal amounts of money, the Indemnified Party shall notify the Indemnifier of such fact and provide the Indemnifier with the opportunity to expend any such amount and, upon payment of such sum, the Indemnified Party shall, if relevant, take the relevant step or provide the relevant assistance. Notwithstanding the foregoing, if an indemnity payment would otherwise be included in the Indemnified Party's income, the Indemnified Party may make all such elections and take such actions as are available, acting reasonably, to minimize or eliminate taxes with respect to the indemnity payment.

  (e)
  Where a claim by the Indemnified Party for indemnification by the Indemnifier relates to a liability owing to a third party, Indemnified Party shall not be entitled to make a claim for indemnification against Indemnifier until such time as the third party has made a written claim against the Indemnified Party in respect of such liability.

  (f)
  Any Indemnified Party under this Section 6.8 shall give prompt notice to the Indemnifying Party of any claim, action, proceeding or circumstances that could reasonably give rise to such a claim for indemnification. Failure to give such prompt notice will not reduce the Indemnifying Party's obligations hereunder except to the extent that the Indemnifying Party is prejudiced by such failure. The Indemnifying Party may, at its own expense and in the name of the Indemnified Party or otherwise, dispute any claim made, or any matter on which a claim could be made, by a third party in respect of which a notice has been given by the Indemnified Party under this Section 6.8 and may retain legal counsel reasonably acceptable to the Indemnified Party to have conduct of any proceeding relating to such a claim. The Indemnified Party may employ separate counsel with respect to any such claims brought by a third party and participate in the defence thereof, provided that fees and expenses of such counsel shall be the responsibility of the Indemnified Party unless:

    (i)
    the Indemnifying Party fails to assume the defence of such claim on behalf of the Indemnified Party within ten days of receiving notice of such claim; or

    (ii)
    the employment of such counsel has been authorized by the Indemnifying Party,

    in either of which cases the Indemnifying Party shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party. For the purpose of confirming or disputing such a claim, the Indemnified Party shall provide full and complete disclosure and co-operation to the Indemnifying Party and complete access to and right of inspection by the representatives of the Indemnifying Party of all documents and records in the possession or control of the Indemnified Party relating to such claim. If any security is required to be provided for the purpose of defending or contesting any such claim, including, without limitation, any appeal of any judgment, the Indemnifying Party shall provide such security and all monies or property representing such security received by the Indemnified Party as a result of a successful defense or contestation shall be held in trust by the Indemnified Party for the benefit of the Indemnifying Party and shall be remitted to the Indemnifying Party on demand. Neither the Indemnified Party nor the Indemnifying Party shall settle, compromise or pay any claim for which indemnity is sought hereunder except with the prior written consent of the other, such consent not to be unreasonably withheld.

  (g)
  In no event shall Falconbridge or the Acquirer's aggregate liability under this Agreement exceed 100% of the Purchase Price.

  (h)
  The Acquirer shall inform and shall cause the FNA Group members to inform the Seller of any written Tax audit inquiries received with respect to matters which could give rise to a claim against the Seller under Section 6.2(c)(i) within 10 days of receiving the Tax audit inquiry and shall provide the Seller with the sole right to make representations on behalf of the applicable FNA Group member prior to an Assessment which relates to such matters. Failure to give such prompt notice of a written Tax audit inquiry will not reduce the Indemnifying Party's obligations hereunder except to the extent that the Indemnifying Party is prejudiced by such failure. If any member of the FNA Group receives an assessment, a reassessment, an indication in writing that an assessment is being considered or proposed or any other notice in writing relating to an amount which could give rise to a claim against the Seller under Section 6.2(c)(i) (the "Assessment"), the Acquirer shall cause such FNA Group member to deliver to the Seller within 10 days of receiving the Assessment, a copy of the Assessment, together with a statement setting out the obligations of Seller, on the assumption that the Assessment is valid and binding. Failure to give such prompt notice of an Assessment will not reduce the Indemnifying Party's obligations hereunder except to the extent that the Indemnifying Party is prejudiced by such failure. The Acquirer shall, and shall cause its Affiliates (including members of the FNA Group) to cooperate with and to take all reasonable steps to assist the Seller in dealing with and responding to (i) Tax audit inquiries described in the first sentence of this clause, and (ii) any Assessment.

  (i)
  Any indemnity payment made by Falconbridge to the Acquirer, its Affiliates or any of their directors or officers under this Article 6 shall constitute a downward adjustment to the Purchase Price. Any indemnity payment made to Falconbridge by the Acquirer shall constitute an upward adjustment to the Purchase Price.

6.9    With respect to Benefit Plans and the Divested Employees the following shall apply:

  (a)
  Any Divested Employee employed in connection with the Divested Business who is employed by Falconbridge directly shall be terminated by Falconbridge on the Closing Date and the Acquirer or the appropriate member of the FNA Group will immediately offer employment to such individual on terms and conditions of employment that are, in aggregate, of comparable economic value as of the Closing Date to the Divested Employee.

  (b)
  Any Divested Employee employed by a FNA Group member immediately prior to the Closing Date shall remain so employed on and after the Closing, on the same terms and conditions of employment, except for the following:

  (i)
  Divested Employees who are members of a pension plan sponsored or administered by Falconbridge (including a pension plan for international employees) or a pension plan sponsored by FUS shall cease accruals of pension benefits under such plans immediately prior to Closing; and

  (ii)
  Divested Employees who are currently grandfathered into entitlement for non-pension post retirement benefits under Benefit Plans provided by FUS or under Falconbridge's benefits programs for international employees shall cease to be entitled to such benefits immediately prior to the Closing.

  (c)
  Falconbridge will take all steps necessary to assume all pension plans sponsored by FUS and shall retain all obligations to provide pension benefits for service accrued up to the Closing Date under such plans and the Acquirer will provide reasonable assistance as may be necessary or desirable to effect such assignment to Falconbridge and will cause the members of the FNA Group to do same. Falconbridge will retain all obligations to provide pension benefits from the plan for international employees to Divested Employees who were members of such plan immediately prior to Closing for service accrued up to the Closing Date. Falconbridge will also assume all of the post-retirement benefit obligations referred to in Section 6.9(b)(ii) above. Falconbridge shall provide post-retirement benefits to all Divested Employees affected by Section 6.9(b)(ii). For greater certainty, Falconbridge will not be required to commence payment of pension benefits or post-retirement benefits until the later of (i) the time an eligible Divested Employee would otherwise be entitled to commence receipt of such benefits had he or she continued in the employment of Falconbridge or a member of the FNA Group, or (ii) such time as an eligible Divested Employee ceases employment in respect of the Divested Business or otherwise with the Acquirer or any of its affiliates.

  (d)
  The Acquirer will not assume any liability or obligations for any pension or post-retirement benefits referred to in Section 6.9(b)(i) or Section 6.9(b)(ii), but shall provide terms and conditions of employment to Divested Employees affected by Section 6.9(b)(i) that are, in aggregate, of comparable economic value as of the Closing Date to the Divested Employee to the terms and conditions of employment provided by the FNA Group member for such Divested Employee prior to the Closing, inclusive of pension coverage.

  (e)
  Certain key management personnel employed by the FNA Group are identified in Part 1 of Schedule G hereto ("Key Employees"). If any Key Employee voluntarily terminates his employment with the FNA Group within one year after the Closing, Seller shall indemnify Acquirer with respect to any payments required to be made, or benefits required to be provided, to such Key Employee as a result of such termination arising under applicable law or in accordance with the terms of any employment contract between FNA Group and such Key Employee in existence on the Closing Date.

  (f)
  The Acquirer acknowledges and agrees that the FNA Group will retain all Benefit Plans that are pension plans which are sponsored or administered by them for their employees, other than the pension plans referred to in Section 6.9(b)(i). In addition,

  (i)
  With respect to the entitlement of employees of FJKK to a severance or retirement allowance payable on termination of employment in accordance with FJKK's "Retirement Allowance Regulations" (the "Termination Indemnity"), Falconbridge may, at its option, pay or cause to be paid an amount equal to the value of such Termination Indemnity accrued to the Closing Date and if it so does it shall both (A) obtain a release in favour of Falconbridge and FJKK from such employees for so doing and (B) provide written notice to the Acquirer that it has made such payment or payments and the total amount of such payments together with a copy of the release provided by the employee or employees. Promptly on receipt of such notice, the Acquirer will pay to Falconbridge an amount equal to the total amount of payments identified in the notice. In the event that such release is deemed to be ineffective, Falconbridge will indemnify and save harmless FJKK and it directors and officers (without duplication) from and against any Claims incurred by FJKK or its directors and officers obliging it to pay a termination indemnity in respect of the employment of such employees with FJKK up to the Closing Date. Such indemnification shall be treated as an indemnity obligation under Section 6.2(c) but shall be limited in amount pursuant to Section 6.9(f)(vii).

    (ii)
    As soon as practicable and in any event no later than 90 days after the Closing Date, Falconbridge will cause its actuary to prepare a report with respect to the funding deficiencies, if any, in the local pension plans sponsored by FNA, FESA, or FISA (the "Relevant Plans") and Falconbridge and the Acquirer will provide or cause such actuary to be provided with such information as Falconbridge's actuary reasonably requires to do so. The foregoing pension report will set out, as of the Closing Date the amount determined below. The pension report will determine the value of the funding deficiencies of the Relevant Plans being the excess of the liabilities of such plans determined on an accounting basis in accordance with Canadian generally accepted accounting principles as of the Closing Date over the fair market value of the assets, if any, of such plans determined as of the Closing Date. For greater certainty, the assumptions and methods to determine such amounts shall be consistent with those used for the production of the Financial Statements.

    (iii)
    Forthwith after receiving the information from Falconbridge and the Acquirer necessary to commence preparation of the foregoing pension report, Falconbridge's actuary will provide the Acquirer with such information as its actuary reasonably requires to review the pension report. Falconbridge will deliver a copy of the pension report to the Acquirer no later than 90 days after the Closing Date. The Acquirer will have a period of 30 days following such delivery to review the pension report and during such 30-day review period the Acquirer and the Acquirer's actuary will have access to the documentation and financial and accounting records of Falconbridge and its actuary relating to the Relevant Plans and applicable funding media as may be reasonably required to permit an appropriate review of the pension report. On or before the expiration of such 30-day review period, the Acquirer will deliver a notice to Falconbridge indicating that the Acquirer either accepts or rejects the pension report and in the latter case such notice will set out in reasonable detail the basis for such objection. If the Acquirer has not delivered such notice to Falconbridge by the expiration of the 30-day review period, the Acquirer will be deemed for all purposes of this Agreement to have accepted the pension report. All expenses in connection with the preparation of the pension report will be for the account of Falconbridge and all expenses of the Acquirer and the Acquirer's actuary in reviewing the pension report will be for the account of the Acquirer.

    (iv)
    If the Acquirer rejects the pension report and Falconbridge and the Acquirer are unable to resolve the differences within 30 days after delivery of the pension report to the Acquirer, the dispute shall be referred to such other actuary as may be mutually agreeable to Falconbridge and the Acquirer (the "Third Party Actuary"). The Third Party Actuary (acting as an expert, not an arbitrator) will determine the amount of the funding deficiencies of the Relevant Plan or plans that remain in dispute, and such determination will be final and binding on all parties. The fees and expenses of such Third Party Actuary will be borne equally by Falconbridge and the Acquirer. Once a settlement or determination has been achieved, the Acquirer will be deemed to have accepted the revised pension report.

    (v)
    Within 30 days of the acceptance of the pension report by the Acquirer, Falconbridge will promptly pay to the Acquirer the amount, if any, equal to the excess of the aggregate deficiencies of the Relevant Plans over $10 million, provided that, in the event that the Acquirer has made or is obliged to make a payment to Falconbridge under Section 6.9(f)(i), the $10 million amount will be reduced by an amount equal to such payment by the Acquirer. In the event that the pension report does not disclose aggregate deficiencies in the Relevant Plans in excess of the foregoing $10 million (or such other amount after adjustment as noted in the preceding sentence), the Acquirer will be entitled to no payment from Falconbridge in respect of such deficiencies.

    (vi)
    Whether or not a payment is made by Falconbridge in accordance with Section 6.9(f)(v), the Acquirer will contribute or cause the relevant members of the FNA Group to contribute to the Relevant Plans the maximum amounts as may be permitted by Applicable Law and as soon as is permitted by Applicable Law to fully fund the Relevant Plans on the same basis used in the pension report, provided that, for greater certainty, no contribution shall be required of the Acquirer or a member of the FNA Group to the extent that such contribution would cause the Relevant Plan to have an excess of assets over its liabilities, determined on the same basis used in the pension report.

    (vii)
    In the event that there has been both (A) a payment to Falconbridge under Section 6.9(f)(i) and (B) a payment to the Acquirer under Section 6.9(f)(v), then any Claim for indemnity by the Acquirer under Section 6.9(f)(i) shall be reduced by an amount equal to the adjustment made to the $10 million figure required under Section 6.9(f)(v).

  (g)
  [deleted text]

  (h)
  Falconbridge agrees that neither it nor any of its affiliates shall solicit any of the employees of the FNA Group (after giving effect to the Non-Divested Business Transfers) for a period of two years after the Closing Date. For this purpose general advertising for personnel shall not constitute such solicitation.

6.10    The Acquirer agrees to file an election with the Seller pursuant to section 56.4 of the Income Tax Act of Canada such that subsection 56.4(2) does not apply to any amount received or receivable by the Seller or any of its affiliates in respect of the grant of any restrictive covenant as defined in that provision.

6.11    Falconbridge shall have the responsibility and authority for preparing and filing, or causing to be prepared and filed, all income tax returns for the corporations comprising the FNA Group for taxation years ending on or before the Closing Date.

6.12    Except as provided in Section 6.11, Acquirer shall have the exclusive authority and responsibility to prepare and file, or cause to be prepared and filed, all Tax Returns for the corporations comprising the FNA Group. Any Tax Return prepared (or caused to be prepared) by Acquirer with respect to a Pre-Closing Tax Period shall be prepared by treating items on such Tax Return in a manner consistent with the prior practices and positions of the applicable corporation comprising the FNA Group unless such treatment is no longer permitted by Applicable Law. With respect to any such Tax Return which includes a Pre-Closing Tax Period for which the Seller may be required to indemnify Acquirer under Section 6.2(c)(i), Acquirer shall provide the Seller with draft copies of such Tax Returns and an opportunity to review and comment on such Tax Returns at least thirty (30) days prior to the date for filing such Tax Returns. Acquirer shall in good faith take into account such comments as are reasonably requested by the Seller in its preparation of such Tax Returns.

6.13    After the Closing Date, for purposes of (a) permitting Falconbridge and its Affiliates to prepare any Tax returns (including but not limited to the income tax returns referred to in Section 6.11) and/or gather information in respect of Taxes, where such returns or information reflect or pertain in whole or in part to pre-Closing periods of members of the FNA Group, and (b) contesting or defending against any Tax audit, claim, or demand which could give rise to a claim for indemnity by the Acquirer against Falconbridge under Section 6.2(c)(i), the Acquirer shall, and shall cause its Affiliates (including members of the FNA Group) to, permit representatives of Falconbridge and its Affiliates to have reasonable access to the books, records (including tax records), contracts, and documents of or pertaining to each member of the FNA Group relevant to such Tax Returns or information in respect of Taxes, or Tax audit, claim or demand.

6.14    Falconbridge covenants that from the date hereof to the Closing Date it shall cause the Divested Business to be carried on in the ordinary course, except as specifically provided for or contemplated by this Agreement or as may be required by the Regulatory Approvals, and for the avoidance of doubt, nothing herein shall restrict the Seller from extracting cash from the FNA Group whether by repayment of debt, payment of dividends or other distribution or otherwise.

6.15    From the date hereof until the Closing, upon reasonable advance notice to Falconbridge, Falconbridge shall cause the FNA Group members and their officers, directors, employees, auditors and agents to afford the officers, employees and agents and representatives of the Acquirer reasonable access, during normal business hours, to the offices, properties and books and records of the FNA Group members (which access to books and records shall include the right to make copies thereof) and to furnish to the officers, employees and authorized agents and representatives of the Acquirer such available additional financial and operating data, agreements and other information regarding the Divested Business as the Acquirer may from time to time reasonably request. After the Closing, Acquirer shall, and shall cause the FNA Group members to, preserve and not destroy the books and records, agreements and financial and operating documentation of the FNA Group members relating to pre-Closing periods. Any information obtained pursuant to this Section 6.15 shall be subject to the Confidentiality Agreement.

6.16    The terms of the Confidentiality Agreement are hereby incorporated herein by reference and shall continue in full force and effect and survive the Closing, except that the non-disclosure and non-use obligations of the Acquirer under the Confidentiality Agreement in respect of information to the extent relating to the Divested Business shall terminate upon completion of the purchases and sales herein contemplated. If this Agreement is for any reason terminated prior to completing such purchases and sales, the Confidentiality Agreement shall nonetheless continue in full force and effect in all respects.

6.17    Without prejudice to Falconbridge's rights to terminate this Agreement, and without prejudice to the rights which Falconbridge has to provide information or enter into discussions with third parties concerning an Alternate Transaction after the Exclusivity Period, each party hereto shall use its commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities or third parties that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and shall cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. Without prejudice to Falconbridge's rights to terminate this Agreement, and without prejudice to the rights which Falconbridge has to provide information or enter into discussions with third parties concerning an Alternate Transaction after the Exclusivity Period, each party hereto shall use its commercially reasonable efforts not to take any action that would have the effect of delaying, impairing or impeding the receipt of any required approvals.

6.18    (a) Falconbridge shall cause the FNA Group to maintain in effect up until Closing the current or comparable insurance policies applicable to the FNA Group and the Divested Business. Effective May 1, 2006, the FNA Group and the Divested Business ceased to have current insurance coverage provided by the Brascan insurance facility (the "Facility"). Notwithstanding the foregoing, after the Closing Date, the Divested Business will still be entitled to any insurance proceeds payable under the policies previously provided by the Facility in respect of the Divested Business (the "Facility Policies") for claims notified to the Facility prior to the Closing Date (the "Notified Claims") upon and subject to the terms, conditions and limitations provided under the Facility Policies, including deductibles. Further, the Divested Business will have no obligation to make any payment to the Facility or to Falconbridge in respect of any proceeds of insurance it has or will receive in respect of Notified Claims, except that if the Facility has funded or funds any deductible applicable to a Facility Policy, the Divested Business shall promptly pay to Falconbridge the amount of such deductible for reimbursement to the Facility. Falconbridge will ensure that it and any Affiliate of it (other than a member of the FNA Group) holds in trust for the benefit of the applicable member of the FNA Group any insurance proceeds it receives in respect of a Notified Claim.

(b)    Forthwith after the date of this Agreement until the Closing Date, Falconbridge shall provide the Acquirer and its consultants with all reasonable assistance (without any obligation to spend any money) requested by Acquirer in order to facilitate the Acquirer obtaining insurance coverage for the FNA Group and the Divested Business with effect as of the Closing Date.

6.19    Until the Closing, Falconbridge shall ensure that no member of the FNA Group directly or indirectly (a) makes any loan or advance (other than in connection with currently approved and budgeted capital expenditures and operating expenses) to any person or (b) purchases or otherwise acquires the capital stock, assets or obligations of, or any interest in, any person, other than in the ordinary course of the Divested Business, pursuant to the Non-Divested Business Transfers, pursuant to any requirement hereunder or as required to satisfy the conditions to Closing of the transactions contemplated by this Agreement.

6.20    Until the Closing, Falconbridge shall ensure that no FNA Group member shall, directly or indirectly, merge, amalgamate or consolidate with any Person, or sell, assign, lease or otherwise dispose of (whether in one transaction or in a series of transactions) any assets material to the Divested Business (whether now owned or hereafter acquired) to any person, or acquire (whether in one transaction or in any series of transactions) all or substantially all of the assets of any person other than, in either case, pursuant to the Non-Divested Business Transfers or in the ordinary course of business, without the prior written consent of the Acquirer or as may be required by the Regulatory Approvals.

6.21    Acquirer shall have until 5:00 p.m. in Toronto on the date that is the earlier of (i) 7 days before the Closing Date or (ii) 7 days before the [deleted text], if any, expires to obtain from BNP Paribas a commitment which has been approved by BNP Paribas' credit committee and is subject only to such conditions as are acceptable to Falconbridge and Acquirer acting reasonably, to provide financing of not less than $400,000,000 to be made available to the Acquirer on the Closing Date to fund the cash portion of the Purchase Price (the "Alternate Financing"). If such commitment for the Alternate Financing has not been obtained by that time, Acquirer shall utilize financing pursuant to the [deleted text], if any, to complete the Closing.

6.22    Until the Closing, Falconbridge shall cause each FNA Group member to comply, in each case in all material respects, with all Applicable Laws and all Permits affecting the ownership and operation of the Divested Business and its assets.

6.23    Until the Closing, Falconbridge will not suffer or permit any lien, charge or encumbrance other than Permitted Encumbrances, to attach to or affect any of the FNA Group Shares, the Divested Business or its assets or any of their respective rights, title or interests therein or thereto, or permit any member of the FNA Group to incur or assume any debt, liability or obligation for borrowed money of any nature whatsoever, or incur any other debt, liability or obligation, except in the ordinary course of the Divested Business.

6.24    Until the Closing, Falconbridge shall ensure that no member of the FNA Group member, directly or indirectly, assume, guarantee, endorse or otherwise become directly or contingently liable in connection with any debt obligation or other liability of any person, other than another FNA Group member or in the ordinary course of the Divested Business.

6.25    Until the Closing, Falconbridge and the Seller shall:

  (a)
  use reasonable commercial efforts to cause each FNA Group member to continue to employ its key employees on terms not materially different than the terms on which such employees are presently employed;

  (b)
  use reasonable commercial efforts to preserve the goodwill of suppliers, customers and others having business relationships with Divested Business and/or the FNA Group;

  (c)
  maintain the books and records relating to the Divested Business and/or the FNA Group in a manner consistent with past practise;

  (d)
  in the absence of notice to and the consent of Acquirer, no change shall be made in collective bargaining agreement, bonus, stock option, profit-sharing, compensation, pension, welfare, retirement plan or other similar arrangement or employment contract, affecting the Divested Business and/or FNA Group other than for ordinary course increases or charges;

  (e)
  without the prior written consent of the Acquirer not modify or amend any Material Contract relating to the Divested Business and/or FNA Group [deleted text]

  (f)
  promptly notify the Acquirer in writing of the threat or commencement of any litigation, or any development that occurs before the Closing that could Materially Adversely Affect the Divested Business or FNA Group, or Acquirer's post-Closing relationship with customers, suppliers or employees of the Divested Business;

  (g)
  not conduct any foreign currency transactions or engage in the purchase or sale of derivatives in respect of the Divested Business out of the ordinary course.

6.26    [deleted text]

6.27    The Seller agrees to use its reasonable commercial efforts to provide to the Acquirer, within 45 days following the Closing Date, the following financial statements in respect of the Divested Business as required in connection with the filing by the Acquirer of a business acquisition report under Canadian Securities legislation (subject to such exempting relief order as the parties, acting reasonably, may agree to seek):

  (a)
  Audited balance sheet as at December 31, 2004 and 2005.

  (b)
  Audited income statement and statement of cash flows for the years ended December 31, 2005 and 2004.

  (c)
  if applicable, Unaudited interim balance sheet as at June 30, 2006.

  (d)
  if applicable, Unaudited interim income statement and statement of cash flows for the six months ended June 30, 2006 and June 30, 2005.

Such financial statements shall be prepared in accordance with Canadian GAAP. Costs of preparing such statements shall be for the account of the Acquirer, unless Falconbridge exercises its right to require Acquirer to prepare and file a prospectus pursuant to Section 5.5, in which case such costs shall be for the account of Falconbridge.

7.     Closing Conditions

7.1    The sale by the Seller and the purchase by the Acquirer of the Purchased Interests is subject to the following conditions which are for the benefit of both the Acquirer and Seller and which are to be satisfied on or prior to the Closing:

  (a)
  there will have been obtained from all applicable Government Authorities, including the Regulatory Authorities (which for absolute certainty includes the United States Department of Justice and the European Commission), such approvals and consents as necessary to permit the transactions contemplated by the Inco Offer to be completed and the change in ownership of the FNA Group as herein contemplated; and

  (b)
  it shall not be illegal, and there shall be no injunction prohibiting the sale and purchase of the FNA Group as herein contemplated.

  (c)
  the TSX shall have conditionally approved the issue and listing of the Acquirer Shares, and in this regard, Acquirer shall use its reasonable commercial efforts to obtain such approval on or before June 7, 2006.

7.2    The sale by the Seller and the purchase by the Acquirer of the Purchased Interests is subject to the following conditions, which are for the exclusive benefit of the Acquirer, and which are to be satisfied on or prior to Closing:

  (a)
  the financing contemplated in Schedule H hereof (the "[deleted text]") or the Alternate Financing shall be made available to the Acquirer on the Closing Date (on substantially the terms set out in that Schedule in the case of the [deleted text]), provided that if such financing is not available as a result of any action or omission of the Acquirer which is not commercially reasonable in the context of the transactions contemplated herein, this condition shall be deemed to have been satisfied; and

  (b)
  [deleted text]

  (c)
  Falconbridge shall have delivered the certified resolution referred to in Section 5.6(b)(i), each certificate of a senior officer referred to in Sections 5.6(b)(ii) and (iv) and the share certificates or other instrument evidencing the transfer to the Acquirer or its Affiliates of the FNA Group Shares referred to in Section 5.6(b)(iii); and

  (d)
  the Acquirer shall be satisfied, acting reasonably, with the terms of the Regulatory Approvals that affect the Acquirer, the FNA Group or the Divested Business.

7.3    The sale by the Seller and the purchase by the Acquirer of the Purchased Interests is subject to the following conditions that:

  (a)
  Inco must have acquired pursuant to the Inco Offer or otherwise more than 50% (on a fully diluted basis as defined in the Support Agreement) of the common shares of Falconbridge;

  (b)
  Acquirer shall have paid to Falconbridge all of the payments required to be made on the Closing Date by the Acquirer in accordance with Section 5.3.

which conditions are for the exclusive benefit of the Seller and which are to be satisfied at or prior to the Closing.

7.4    Falconbridge or Acquirer in its sole and exclusive discretion may waive any condition in its favour by written instrument, without prejudice to any other rights it may have.

7.5    Each party agrees to use all commercially reasonable efforts to obtain satisfaction on a timely basis of the various conditions set out in this Article 7 which are within the reasonable control of that party, provided that any exercise of any rights which Falconbridge has hereunder to terminate this Agreement or to terminate the Support Agreement dated October 10, 2005 (as amended) with Inco will not be a breach of any obligation of the Seller to the Acquirer under this Agreement and will not give rise to any right of the Acquirer to damages or compensation from the Seller, except as specifically provided for in Section 10.2 hereof.

7.6    The conditions described in this Article 7 are the only conditions to the Closing and if such conditions are satisfied or waived in accordance with their terms, the parties are obligated to complete the Closing. For greater certainty, neither party shall be entitled to refuse to complete the Closing on the basis only that any representation or warranty of the other party is not true and correct, in whole or in part, either at the date hereof or at Closing and their respective remedies shall be limited to such case to damages.

8.     Due Diligence

8.1    In connection with the Acquirer's due diligence of the FNA Group and the Divested Business the Acquirer has received or may receive from or on behalf of the Seller certain estimates, statements, forecasts, plans and financial projections with respect to the FNA Group and the Divested Business including those in the Financial Model. The Acquirer acknowledges that there are uncertainties inherent in attempting to make such estimates, statements, forecasts, plans and financial projections, that the Acquirer is a sophisticated purchaser with extensive relevant industry knowledge and experience and is familiar with such uncertainties, that the Acquirer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, statements, forecasts, plans and financial projections so furnished to it (including the reasonableness of the assumptions underlying such estimates, statements, forecasts, plans and financial projections) and that the Acquirer shall have no claim against the Seller with respect thereto, and in entering into this Agreement Acquirer has made and is relying on its own estimates, statements, forecasts, plans and financial projections. Accordingly, the Seller makes no representation or warranty with respect to any estimates, statements, forecasts, plans and financial projections (including any underlying assumptions) provided by it or any other person to the Acquirer.

9.     Other Provisions

9.1    Further Assurances.    Each of the Acquirer and Seller will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

9.2    Expenses.    Except as otherwise specifically provided in this Agreement, each of the Acquirer and the Seller will be responsible for their own expenses.

9.3    Public Announcements.    Except as required by Applicable Law, no public announcement or press release concerning the transactions contemplated by this Agreement may be made by the Acquirer or the Seller without the prior consent and joint approval of the Acquirer and the Seller, acting reasonably. If, based on legal advice, either party believes it is required to make a public announcement, it shall provide to the other party a copy of the proposed announcement and provide the other party with a reasonable opportunity to comment thereon. Notwithstanding the foregoing, nothing herein shall preclude Falconbridge from making a public announcement concerning the progress of the sale process regarding the Divested Business provided such announcement does not identify LionOre.

9.4    Benefit of the Agreement.    This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.

9.5    Entire Agreement.    This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

9.6    Amendments and Waivers.    No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

9.7    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.8    Assignment.    This Agreement may not be assigned by either party without the written consent of the other except that either party may assign this Agreement to: (i) an Affiliate which directly or indirectly is wholly owned by, or which wholly owns, such party, provided that such affiliate enters into a written agreement with the non-assigning party in which such Affiliate agrees to be bound by the provisions of this Agreement in all respects and to the same extent as the assignor is bound and provided that the assignor will continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such affiliate fails to do so and provided that such assignment does not result in any disadvantage or prejudice to, or any increase in tax payable by, the non-assigning party; (ii) a lender as security for indebtedness owing by it from time to time to such lender.

9.9    Notices.    Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

  To Falconbridge or Seller:

  Falconbridge Limited
  Suite 200
  BCE Place
  181 Bay Street
  Toronto, Ontario M5J 2T3

  Fax No:        416 982 7423
  Attention:    Jeffery Snow, Senior Vice-President and General Counsel

  To Acquirer:

  LionOre Mining International Limited
  20 Toronto Street
  12th Floor
  Toronto, Ontario M5C 2B8

  Fax No:        416 777 1320
  Attention:    Ted Mayers, Chief Financial Officer

  with a copy (which copy shall not constitute the delivery of notice) to:

  Cassels Brock & Blackwell LLP
  40 King Street West
  Suite 2100
  Toronto, Ontario M5H 3C2

  Fax No:        416 350 6949
  Attention:    Paul M. Stein

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

9.10    Governing Law.    This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

9.11    Attornment.    For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. The parties hereto each attorn to the jurisdiction of the courts of the Province of Ontario.

9.12    Counterparts.    This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

9.13    Facsimiles.    Delivery of an executed signature page to this Agreement by either party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

9.14    Exclusive Remedy.    From and after the Closing, the rights of indemnity set forth in Article 6 are the sole and exclusive remedies of either party in respect of any inaccuracy or misrepresentation in any representation or warranty, or breach of covenant or other obligation by the other party under this Agreement. Accordingly, the parties waive, from and after the Closing, any and all rights, remedies and claims that one party may have against the other party, whether at law, under any statutes or in equity (including claims for contribution or other rights of recovery arising under any environmental law, claims for breach of contract, breach of representation and warranty, negligent representation and all claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transaction contemplated by this Agreement other than those arising with respect to any fraud. This Section 9.14 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by either party of its representations, warranties, covenants or other obligations under this Agreement or under any Closing document or by any termination or rescission of this Agreement by either party.

9.15    Exclusivity Period.

(1)    As of and after the date hereof, Falconbridge shall not:

  (a)
  solicit, initiate or entertain inquiries or proposals from, or provide non-public information to, any person with respect to, or

  (b)
  participate in any negotiations regarding, or otherwise cooperate in any way with or assist or participate in or take any steps to bring about,

the acquisition of all or any substantial part of the FNA Group or the Divested Business by any other person, including, without limitation, by way of the acquisition of the outstanding shares of the FNA Group, the acquisition of all or any substantial part of the assets of the FNA Group or the amalgamation or merger of the FNA Group, or any plan of arrangement or other reorganization involving the FNA Group (an "Alternate Transaction"). Notwithstanding the foregoing, if Falconbridge in good faith determines that the Regulatory Approvals are unlikely to be obtained on a timely basis or at all on the basis of the transactions contemplated hereby or that the Acquirer is unlikely to be able to satisfy on a timely basis any conditions of Closing relating to it in Section 7, Falconbridge shall so notify LionOre and concurrently with such notice (an "Exclusivity Termination Notice") Inco shall pay to Acquirer the applicable amount referred to in Section 9.15(2) and from and after such notification Falconbridge shall be free to pursue any Alternate Transactions, provided, for the avoidance of doubt, the giving of any Exclusivity Termination Notice as the pursuit of any Alternate Transactions shall not result in the termination of this Agreement (the period from the date hereof until the date such notice is given, the "Exclusivity Period").

(2)    If the Exclusivity Termination Notice is given by Falconbridge to Acquirer (i) prior to the Regulatory Approval Date, Inco shall pay to Acquirer on the date of such notice the amount of $10 million, or (ii) on or after the Regulatory Approval Date, Inco shall pay to Acquirer $32.5 million. If following either payment the Closing occurs, Acquirer shall repay to Inco on the Closing Date the $10 million or $32.5 million, as applicable. If following either payment the Agreement terminates without the Closing having occurred, the Acquirer shall be entitled to retain such payment and regardless of the reason for or timing of such termination, neither of the amounts referred to in Section 10.3(b) shall be payable in connection with such termination.

10.   Termination

10.1    This Agreement shall become effective and binding upon the parties immediately upon their execution hereof, and thereafter shall continue in full force and effect and be binding on the parties unless and until it is terminated in accordance with this Section 10.

10.2    This Agreement shall terminate on the earlier of:

  (a)
  Falconbridge giving to Acquirer a notice of termination at any time and for any reason (a "Falconbridge Voluntary Termination"); and

  (b)
  the earlier of (i) the latest date, currently August 10, 2006, until which Inco has agreed to maintain the Inco Offer as specified in the Support Agreement or such earlier date on which the Inco Offer expires, is withdrawn or otherwise terminates (the "Termination Date"), or (ii) January 1, 2007 if by that date (again, the "Termination Date") any conditions referred to in Article 7 of this Agreement have not been satisfied or waived ("Termination by Expiry").

10.3    On termination of this Agreement, the parties shall be released from all of their respective obligations and liabilities hereunder, except that:

  (a)
  neither party shall be released from any liability for any breach of any representation, warranty or covenant of that party occurring prior to such termination (provided that in the case of a Falconbridge Voluntary Termination or Termination by Expiry, payment of the amount referred to in the applicable clause 10.3(b)(i) or (ii) or Section 9.15(2) shall constitute full and final settlement for any such breach by it),

  (b)
  in the case of a Falconbridge Voluntary Termination or Termination by Expiry, then (subject to Section 9.15(2) (i) if such termination occurs before the date (the "Regulatory Approval Date") on which Falconbridge has received formal notification of Regulatory Approval on terms and conditions satisfactory to Falconbridge in its absolute discretion from both of the DOJ and the EU on the basis of this Agreement, Inco shall concurrently with the giving by Falconbridge of the notice of termination in the event of a Falconbridge Voluntary Termination, or on the Termination Date in the event of Termination by Expiry, pay to Acquirer the amount of $10 million, provided that such payment shall not be required if the failure to obtain such Regulatory Approval is due to the failure by Acquirer to act in a commercially reasonable manner in considering whether to accept any term or condition proposed by a Regulatory Authority as a condition or requirement to such Regulatory Approval or, (ii) if such notice of termination in the event of a Falconbridge Voluntary Termination is given, or such Termination Date in the event of a Termination by Expiry occurs, after the Regulatory Approval Date, Inco shall concurrently with the giving of such notice of termination by Falconbridge or on the Termination Date, as applicable, pay to Acquirer the amount of $32.5 million; and

  (c)
  in the case of Termination by Expiry, a party shall not be relieved of any liability to the extent any failure to satisfy any condition in Section 10.2(b) was due in whole or in part to a breach by that party of any obligation of that party under this Agreement.

        IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

FALCONBRIDGE LIMITED
By:	/s/ JEFFERY A. SNOW Name: Jeffery A. Snow Title: Senior Vice-President and General Counsel

LIONORE MINING INTERNATIONAL LTD.
By:	/s/ COLIN STEYN Name: Colin Steyn Title: President and Chief Executive Officer

Falconbridge and Acquirer acknowledge that Inco has a direct interest in this Agreement by virtue of the Support Agreement and accordingly Inco hereby joins in this Agreement as a party. Inco (i) hereby consents to Falconbridge entering into this Agreement, (ii) agrees to pay to Acquirer any payments required under Sections 6.21, 9.15(2) or 10.3 and (iii) is entitled to rely on and enforce the obligations of Acquirer hereunder, provided however that in no event shall the Acquirer's obligations and liabilities hereunder be increased as a result of Inco joining in this Agreement.

INCO LIMITED
By:	/s/ ROBERT D.J. DAVIES Name: Robert D.J. Davies Title: Chief Financial Officer

Schedule A
FNA Share Purchase Agreement

Interpretation

        In this Schedule, references to Sections are to Sections of the main body of the Agreement.

1.     Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

"Acquirer Shares" has the meaning set out in Section 5.3(a).

"Affiliate" means, with respect to a particular person, any other person that controls or is controlled by or is under common control with the particular person and, for purposes of this definition, "control" of a person means the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" means this agreement, including its recitals and schedules, as amended from time to time.

"Alternate Transaction" has the meaning set out in Section 7.2.

"Applicable Law" means

(i)
any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)
any applicable rule, code, ordinance, guideline, directive, rule, including stock exchange rules, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

"Balance Sheet" means the balance sheet forming part of the Financial Statements.

"Balance Sheet Date" means December 31, 2005.

"Benefit Plans" means all bonus, deferred compensation, incentive compensation, share purchase, share appreciation and share option, severance or termination pay, hospitalization or other medical benefits, life or other insurance, dental, disability, salary continuation, vacation, unemployment benefits, profit-sharing, mortgage assistance, employee loan, employee assistance, pension, retirement or supplemental retirement payment obligations, plans or agreements, and each other employee benefit plans or agreements (whether formal or informal, funded or unfunded) sponsored, maintained or contributed to or required to be sponsored, maintained or contributed to, by any member of the FNA Group for the benefit of any Divested Employees, whether or not insured and whether or not subject to any Applicable Law, but for greater certainty excluding any statutory plans any member of the FNA Group is required by any Applicable Law to have in place or with which any member of the FNA Group is required to comply pursuant to applicable social security, health tax, workers' compensation and unemployment insurance legislation.

"[deleted text]" has the meaning set out in Section 7.2.

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in Ontario or Norway.

"Chlorine Leach Technology" is one of those intangible assets encompassed within the meaning of Divested Technology, and means [deleted text].

"Claims" means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims, fines, penalties, demands and expenses of whatever nature or kind including all reasonable legal, accountants' and other professional service providers' fees and disbursements.

"Closing Agreements" has the meaning set out in Section 4.1.

"Closing Date" has the meaning set out in Section 1.1.

"Collective Agreements" means any collective bargaining agreements made between FNA and a union or other collective representing employees of FNA.

"Confidentiality Agreement" means the agreement dated May 2006 between Acquirer and Falconbridge relating, inter alia, to the terms on which information concerning the Divested Business would be made available to Acquirer.

"Cut-off Time" has the meaning set out in Section 5.4(a).

"Disclosure Letter" means the letter delivered by Falconbridge to the Acquirer on the date hereof providing disclosure by Falconbridge to the Acquirer with respect to Falconbridge's representations and warranties contained in this Agreement.

"Divested Business" has the meaning set out in the first recital to this Agreement.

"Divested Employees" means the employees of any of the FNA Group members and any employees of Falconbridge who are connected with the Divested Business who have been identified to the Acquirer. For greater certainty, any employee identified in Schedule B as having his or her employment terminated by a FNA Group member and being immediately hired by Falconbridge or an Affiliate is not a Divested Employee.

"Divested Technology" has the meaning ascribed to it in the Technology Licence Agreement.

[deleted text]

"Environment" means all components of the earth, air (including all layers of the atmosphere), land (including all underground spaces and cavities and all lands submerged under water), soil, water (including surface and underground water), organic and inorganic matter and living organisms and the interacting natural systems that include the components referred to in this definition and including the "environment" or "natural environment" as defined in any Environmental Law and "Environmental" shall have a similar extended meaning.

"Environmental Claim" means a claim for Environmental Losses made under and in accordance with this Agreement.

"Environmental Contamination" means the presence or Release of Hazardous Substances at or from the Nikkelverk Refinery onto or into any part of the Environment in violation of Environmental Laws in effect and enforceable on the Closing Date.

"Environmental Disclosure" means information provided to the Acquirer in the form of the Environmental Materials, and all such further information obtained through investigations of the Divested Business by the Acquirer at the Nikkelverk Refinery and inquiries made by the Acquirer prior to the Closing Date as it considered prudent and appropriate, including records relating to and information from personnel of Falconbridge and the Divested Business responsible for Environmental Matters.

"Environmental Law" means any Applicable Law relating to the Environment including those pertaining to

(i)
reporting, licensing, permitting, investigating, remediating and cleaning up in connection with any presence or Release, or the threat of the same, of Hazardous Substances, and

(ii)
the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling and the like of Hazardous Substances, including those pertaining to occupational health and safety.

"Environmental Losses" means all judgements, damages, losses, fines, penalties, liabilities, demands and expenses relating to Environmental Contamination, including reasonable attorney and consultant fees and disbursements.

"Environmental Materials" means, in connection with matters respecting the Divested Business that are governed by or relate to Environmental Law or otherwise involve the Environment (collectively, "Environmental Matters"), the Due Diligence Phase 1 Environmental Site Assessment of the Nikkelverk Refinery dated May 22, 2006 prepared by Multiconsult AS, the peer review of the aforesaid site assessment dated May 22, 2006 prepared by URS Nordic AB, and the Due Diligence Health and Safety Assessment of the Nikkelverk Refinery dated May 22, 2006 prepared by URS Nordic AB.

"Environmental Order" means any binding judicial decree, judgment or injunction, or any written order, notice or directive that is made, in accordance with Environmental Laws, by any Governmental Authority in respect of Environmental Contamination under which the Acquirer is obliged to undertake any action, or make any expenditure or payment, including undertaking, or paying the cost of, remediation.

"Environmental Permits" means all permits, licenses, consents, approvals or similar authorizations, issued or granted by a Governmental Authority as required under Environmental Laws.

"Exclusivity Period" has the meaning set out in Section 9.15.

"Financial Model" means the financial evaluation of the Divested Business prepared by Goldman Sachs and made available by Falconbridge to the Acquirer as part of the due diligence process.

"Financial Statements" means the financial statements of each member of the FNA Group attached as Part 1 of Schedule I hereto.

"FL Nikkelverk Working Capital" means all (i) inventories of nickel, copper or cobalt materials, including nickel matte in front of refinery, work in process and finished goods (whether at the Nikkelverk Refinery, in transit or in warehouse) in the possession of the FNA Group but owned by Falconbridge on the Closing Date; (ii) accounts receivable owing to Falconbridge and outstanding on the Closing Date from the sale of any Nikkelverk Refinery Products that were owned by Falconbridge and sold either by any member of the FNA Group to third parties on behalf of Falconbridge or were sold to any member of the FNA Group by Falconbridge, but (iii) excluding in either case any inventory or accounts receivable relating to precious metals.

"FL Payable" means the payable contemplated by Section 5.4 in an amount calculated in accordance with Schedule J.

"FNA Group" has the meaning set out in the first recital to this Agreement.

"FNA Group Shares" has the meaning set out in Section 1.1.

"Governmental Authority" means any domestic or foreign legislative, executive, judicial or administrative body or person, including any stock exchange and any competent competition authority, having or purporting to have jurisdiction in the relevant circumstances.

"Hazardous Substance" means any substance or material that is prohibited, controlled or regulated by any Governmental Authority pursuant to Environmental Laws and includes any pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as so defined, judicially interpreted or identified in any Environmental Law, including any that may impair the quality of any waters.

"High Purity Nickel" means refined nickel of sufficient purity at chemical composition that it can be utilized in super alloys used for safety-critical applications.

"Indemnified Party" has the meaning set out in Section 6.8.

"Indemnifier" has the meaning set out in Section 6.8.

"Material Adverse Change" when used in connection with the Divested Business or the Acquirer, as the case may be means, any event, circumstance, occurrence or other change that is materially adverse to the activities, assets, liabilities, financial condition, results of operations or prospects of the Divested Business or the Acquirer, as applicable, taken as a whole other than as a result of: (i) changes generally adversely affecting the economy; (ii) changes adversely affecting the industry in which the Divested Business or the Acquirer, as applicable, operates; (iii) the announcement or pendency of the transactions contemplated by this Agreement; (iv) changes in Applicable Laws; (v) changes in accounting principles; or (vi) acts of war or terrorism.

"Matte" has the meaning set out in the Matte Supply Agreement.

"Matte Supply Agreement" has the meaning set out in Section 4.1(1)(a).

"Nikkelverk Refinery" has the meaning set out in the first recital to this Agreement.

"Nikkelverk Refinery Products" has the meaning set out in the first recital to this Agreement.

"Non-Divested Business Transfers" has the meaning set out in Section 3.1.

"Permits" means all permits, consents, licences, approvals, or similar authorizations issued or granted by any Governmental Authority.

"Permitted Encumbrances" means (i) registered and unregistered restrictive covenants and rights of use applicable to the real property related to the Nikkelverk Refinery; (ii) security interests, liens, charges or other encumbrances or imperfections in title arising in the ordinary course of business, by operation of law under sales contracts with title retention provisions or equipment leases with third parties entered into in the ordinary course of business; (iii) security interests, liens, charges or other encumbrances for Taxes or charges from a Governmental Authority which are not due and payable or which thereafter may be paid without penalty; or (iv) other imperfections in title, security interests, liens, charges or other encumbrances which do not individually or in the aggregate materially impair the use and operation of the assets affected thereby as presently used or operated.

"Purchase Price" has the meaning set out in Section 5.1.

"Purchased Interests" means, collectively, the FNA Group Shares and the FL Nikkelverk Working Capital.

"Regulatory Approval Date" has the meaning set out in Section 10.3(b).

"Release" means any release or discharge of any Hazardous Substance including any discharge, spray, injection, inoculation, abandonment, deposit, spillage, leakage, seepage, pouring, emission, emptying, throwing, dumping, placing, exhausting, escape, leach, migration, dispersal, dispensing or disposal.

"Special Purpose Asset and Liability Statement" means the statement of assets and liabilities attached as Part 2 of Schedule I hereto.

"Special Purpose Income Statement" means the statement of revenues, costs and expenses attached as Part 2 of Schedule I hereto.

"Subsidiary" means, with respect to any person, any corporation or other person of which securities or other interests having the power to elect a majority of that corporation's or other person's board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the referent person or one or more of its Subsidiaries; when used without reference to a particular person, "Subsidiary" means a Subsidiary of the Corporation.

"Support Agreement" has the meaning given to it in Section 1.1.

"Taxes" means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Taxation Authority including, (i) any gross income, net income, profit, gross receipts, business, capital, capital gains, goods and services, value added, sales or transfer, payroll, excise, real or personal property or withholding tax or any other mandatory contribution or obligation of a similar nature payable to a Taxation Authority, (ii) any Tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such Tax, and (iii) any fine, penalty, interest, or addition to Tax.

"Taxation Authority" means any domestic or foreign government, agency or authority that is entitled to impose Taxes or to administer any applicable Tax legislation.

"Transaction Document" means this Agreement and the Closing Agreements.

"TSX" means the Toronto Stock Exchange.

2.     Headings

        The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

3.     Extended Meanings

        In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term "including" means "including without limiting the generality of the foregoing" and the term "third party" means any person other than Falconbridge, Corporation and the Acquirer.

4.     Statutory References

        In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

5.     Accounting Principles

        Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

6.     Currency

        Unless otherwise specifically provided, all references to currency herein are to U.S. Dollars.

7.     Schedules

        The following are the Schedules to this Agreement:

    Schedule A — Interpretation
    Schedule B — Summary of Non-Divested Business Transfers
    Schedule C — Closing Agreements
    Schedule D — Purchase Price Allocation
    Schedule E — Purchase Price Adjustment
    Schedule F — Representations and Warranties
    Schedule G — Key Employees and Falconbridge Pensioners
    Schedule H —     [deleted text] Financing Term Sheet
    Schedule I — Financial Statements
    Schedule J — FL Nikkelverk Working Capital

Schedule B
FNA Share Purchase Agreement

Summary of Non-Divested Business Transfers

The following transactions (other than those described under part B(1) below) are proposed to occur after Inco acquires control of Falconbridge and on (or prior to) the Closing Date.

A.    FNA

1.
Sale to a New Norwegian Falconbridge Subsidiary

  FNA owns all the issued and outstanding shares of A/S Sulfidmalm, a corporation formed under the laws of Norway. FNA will sell the A/S Sulfidmalm shares to Falconbridge (or a new Norwegian subsidiary of Falconbridge) for cash.

2.
Transfer of Cash to FNA

  Falconbridge will inject cash into FNA, either as a contribution to capital (addition to contributed surplus) or as a purchase of additional shares.

3.
Repayment of Loan from FIL

  FNA will use the proceeds from steps 1 and 2 above to repay FNA's debt to FIL.

B.    FIL

1.
Pre-Inco Acquisition Reorganization of FIL

  Prior to the acquisition of control of FIL by Inco, the sole shareholder of FIL, Falconbridge International Investments Limited ("FIIL"), a corporation formed under the laws of Bermuda, will form a new Barbados international business corporation ("NewFIL") and FIIL will transfer all its shares of FIL to NewFIL in exchange for shares of NewFIL.

2.
Sale of Smelter Feed Assets from FIL to NewFIL

  The assets held by FIL that are related to the supply of feed to Falconbridge's smelter in Sudbury, Ontario ("Smelter Feed Assets") consist of: supply contracts pursuant to which FIL has agreed to acquire smelter feed from third parties; and any tangible or intangible assets (including a list of suppliers of smelter feed) related to the supply of feed to the Sudbury smelter.

  FIL will sell its Smelter Feed Assets to NewFIL for cash.

3.
Employees

  [deleted text]

4.
License of Software

  Falconbridge or one of its affiliates will enter into an agreement for a perpetual, royalty-free license with FIL pursuant to which the Falconbridge group will have the right to use the contract administration software developed by FIL and currently used by FIL in custom feed activities. Such license shall be on terms consistent with the applicable provisions of the Amended and Restated Technology Cross-License Agreement to the extent not licensed by such Agreement.

5.
Dividend of Excess Cash

  FIL will pay a dividend to NewFIL to the extent required such that FIL can be acquired on a "cash free basis".

6.
Termination of Administration Agreement

  [deleted text]

C.    FUS

  [deleted text]

1.
Formation of Subsidiary

  Natresco Inc., a corporation formed under the laws of Delaware (and the sole shareholder of FUS) ("Natresco"), will form a new wholly-owned Pennsylvania subsidiary ("NewFUS").

2.
Ferronickel Asset Transfer

  FUS will transfer the assets listed above to NewFUS (i) in exchange for NewFUS assuming the liabilities related to the ferronickel activities of FUS; and (ii) cash.

3.
Repayment of [deleted text] Loan

  [deleted text].

4.
Employees

  [deleted text].

5.
Lease

  The two employees in Pittsburgh who purchase smelter feed occupy an office that is separate from the rest of FUS employees. FUS and NewFUS may enter into a sublease or other arrangement to allow the two employees to continue using that same office space.

D.    FESA

1.
Formation of Subsidiary

  Falconbridge will form a new Belgian subsidiary ("NewFESA").

2.
Employees

  [deleted text].

3.
Sale to New Belgian Subsidiary

  [deleted text].

E.    FJKK

1.
Asset Sale to New Japanese Falconbridge Subsidiary

  The assets to be extracted from FJKK include:

    •
    the right to purchase Falcondo ferronickel from Falconbridge (this right currently belongs to FJKK under an Agreement dated Jan. 1, 1995 between FJKK and Falconbridge);

    •
    ferronickel intangibles (including ferronickel customer list);

    •
    ferronickel accounts receivable; and

    •
    ferronickel inventory to which FJKK holds title.

  The sole shareholder of FJKK, Falconbridge, would form a new Japanese subsidiary ("NewFJKK") and then FJKK would sell the assets listed above to NewFJKK for cash.

2.     Termination of [deleted text] Marketing Services Agreement

  [deleted text]

F.     Working Capital Debt Adjustment — Section 5.4

1.
To the extent that funds are transferred to a FNA Group member in order that prior to Closing such FNA Group member be more "debt/cash free" (for purposes of Section 5.4) than prior to such transfer, this will be done by means of transfers from direct shareholders of the entity receiving the funds (for example, if FESA is to receive funds, and the funds have to originate from Falconbridge, the funds should be transferred from Falconbridge to its direct subsidiary FIIL and then from FIIL to its direct subsidiary FESA, rather than directly from Falconbridge to FESA).

2.
To the extent that funds are transferred out of a FNA Group member in order that prior to Closing such FNA Group member be more "debt/cash free" (for purposes of Section 5.4) than prior to such transfer, this will be done by means of either (i) repayment of debt of such FNA Group member, or (ii) distributions of cash to the direct shareholder of such FNA Group member.

3.     [deleted text]

G.    Settlement of Accounts Receivable

        The FNA Group on the one hand and Falconbridge and its other Affiliates on the other hand will settle all intercompany accounts receivable and intercompany indebtedness.

Schedule C
FNA Share Purchase Agreement

Closing Agreements

[Drafts of each of the following Agreements referred to in Section 4.1 are attached as follows:

Part 1 — Matte Supply Agreement
Part 2 — Transitional Services Agreement
Part 3 — Release and Termination Agreement
Part 4 — [deleted text]
Part 5 — Hedging Arrangements]

Part 1

[deleted text]

Part 2 — Transitional Services Agreement

TRANSITIONAL SERVICES AGREEMENT

        This TRANSITIONAL SERVICES AGREEMENT (the "Agreement") is made and entered into as of     •    , 2006 by and among Falconbridge Limited, a corporation amalgamated under the laws of Ontario ("Falconbridge"), Falconbridge Nikkelverk A/S, a corporation formed under the laws of Norway ("FNA"), Falconbridge International Limited, a corporation formed under the laws of Barbados ("FIL"), Falconbridge U.S., Inc., a corporation formed under the laws of Pennsylvania ("FUS"), Falconbridge Europe S.A., a corporation formed under the laws of Belgium ("FESA"), Falconbridge (Japan) Limited, a corporation formed under the laws of Japan ("FJKK") and Falconbridge International S.A., a corporation formed under the laws of Belgium ("FISA") (FNA, FIL, FESA, FUS, FJKK and FISA are each a "Company" and are collectively, the "Companies") and LionOre Mining International Ltd., a corporation continued under the laws of Canada ("Acquirer").

RECITALS

        A.    Falconbridge or its Affiliates has sold, assigned and delivered to Acquirer, all of the issued and outstanding capital stock of each Company pursuant to that certain FNA Share Purchase Agreement, dated as of    •    , 2006, between Falconbridge and Acquirer (the "Purchase Agreement").

        B.    This Agreement is entered into pursuant to Section 4.1(b) of the Purchase Agreement.

        C.    Capitalized terms used and not otherwise defined in this Agreement will have the meanings assigned to them in the Purchase Agreement unless the context otherwise requires.

AGREEMENT

        NOW, THEREFORE, for and in consideration of the mutual covenants and agreements contained in this Agreement and in the Purchase Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

  Services.

        2.    Subject to the terms and conditions of this Agreement, as of the Closing Date and until the partial or complete termination or expiration of this Agreement pursuant to Section 3 below, Falconbridge will provide, or cause to be provided, to the applicable Company the specified services set forth on Exhibit A attached hereto and incorporated herein by reference (collectively, the "Services") at the fee, cost or amount indicated opposite each of the Services set forth on Exhibit A. In addition to such fees, costs or amounts (but without duplication) the parties acknowledge and agree that Acquirer and the applicable Company shall be jointly and severally responsible for promptly reimbursing to Falconbridge or its Affiliates, as applicable, any (i) taxes (other than income taxes payable by Falconbridge or its Affiliates) payable in connection with the Services, and (ii) expenses, fees or costs (including but not limited to administration fees, amounts of claims paid out to employees pursuant to existing benefit plans, insurance premiums and pooling charges) incurred and paid by Falconbridge or its Affiliates to third parties in connection with the provision of the Services (collectively, "Out of Pocket Costs"). The parties further agree that any Out of Pocket Costs reimbursed to Falconbridge or its Affiliates by a third party subsequent to the payment for such Out of Pocket Costs by Acquirer or Company to Falconbridge or its Affiliates, shall be reimbursed to Acquirer or Company, as applicable promptly by Falconbridge or its Affiliates.

        3.    Except as otherwise specifically provided in Exhibit A, to the extent that any of the Services require cash funding by Acquirer or a Company, Falconbridge or its Affiliate will deliver to Acquirer a statement of the funding required 10 Business Days prior to the date on which the applicable Service is to be delivered (the "Service Delivery Date"). Except as otherwise specifically provided in Exhibit A, the applicable Company shall provide, and Acquirer shall cause the applicable Company to provide, to Falconbridge or Affiliate such funding in full not less than five (5) Business Days prior to the Service Delivery Date (a "Pre-Funding Obligation"). Falconbridge may, in its absolute discretion, delay provision of such Service until three (3) Business Days after a Pre-Funding Obligation has been complied with. Acquirer and Company jointly and severally agree to indemnify Falconbridge and Affiliates from and against any losses, costs, claims or actions incurred by Falconbridge or its Affiliates arising from Acquirer's or Company's failure to comply with a Pre-Funding Obligation.

        4.    Falconbridge on the one hand, and Acquirer and the Companies on the other, will each nominate a representative to act as the primary contact person with respect to the accomplishment of the transactions contemplated by this Agreement (the "Service Coordinators"). The initial Service Coordinators shall be     •    for Falconbridge,    •    for Acquirer and the Companies. Unless Falconbridge and Acquirer otherwise agree, all communications relating to this Agreement and the Services shall be directed to the Service Coordinators in accordance with Section 10(b) hereof. Each Service Coordinator shall be a managerial (or higher) level employee of the party in question and shall be fully qualified to fulfill the responsibilities of this position.

  Confidentiality.

        5.    Falconbridge, the Companies and the Acquirer agree to observe the terms of the confidentiality provisions strictly in the performance of this Agreement. During the term of this Agreement and thereafter, the parties hereto shall maintain in confidence and not disclose the other parties' Confidential Information (as defined below), using the same degree of care, but no less than reasonable care, as they use to protect their own confidential information of like nature. For the purposes of this Agreement, "Confidential Information" means information concerning a party or its Affiliates and their respective businesses and affairs which is furnished to another party in connection with the performance of this Agreement. The recipient may use Confidential Information only for the purposes of fulfilling its obligations under this Agreement (the "Permitted Purpose"). The recipient may disclose Confidential Information only (i) to its Affiliates and their respective employees or contractors who have a need to know such information for the Permitted Purpose or (ii) to the extent the recipient can demonstrate that such disclosure is required by Applicable Law or by a judicial or governmental order, in which case the recipient shall promptly notify the disclosing party and take reasonable steps to assist in contesting such order or in protecting the disclosing party's rights prior to disclosure as applicable. Confidential Information may not be reproduced, except as required for the Permitted Purpose. Upon demand by the disclosing party at any time, or upon expiration or termination of this Agreement, the recipient agrees promptly to return or destroy, at the disclosing party's option, all materials that disclose or embody Confidential Information; provided, however, that Falconbridge may retain historical information about Company's employees as required by Applicable Law and in conjunction with the administrative needs of Falconbridge's benefit plans, including 401(k) and other pension benefit plans in which Company's employees participated prior to this Agreement. The recipient agrees not to remove any proprietary rights legend from, and upon the disclosing party's reasonable request shall add such legend to, materials disclosing or embodying Confidential Information.

  Quality of Services.

        6.    Falconbridge represents that the Services will be of a quality and performed in a manner consistent with the past ordinary course of business. In addition, the level and scope of resources, including personnel, utilized by Falconbridge to provide the Services shall be consistent with the past ordinary course of business.

        7.    Falconbridge agrees that the Companies may, after giving prior notice to Falconbridge, assign personnel to monitor and review the Services being provided to ensure that the Services are being provided in accordance with the terms of this Agreement. The Companies will perform any such monitoring and review in a manner that will not disrupt the operations of Falconbridge or its Affiliates.

        8.    In the event of an alleged breach, default or nonperformance of any obligation under this Agreement by Falconbridge on the one hand or, Acquirer or a Company on the other, the non-breaching party will provide written notice to the other parties setting forth in reasonable detail the nature and extent of the alleged breach, default or nonperformance. The breaching party will then have a period of 15 days in which to cure such alleged breach, default or non-performance, which 15-day period will be reasonably extended, as may be reasonably agreed upon by the non-breaching parties, if necessary to implement the cure, provided that the breaching party diligently pursues such cure.

  Term and Termination of the Services.

        9.    With respect to each of the Services, the term of this Agreement as related thereto will be for a period commencing as of the Closing Date and continuing for the period of time set forth on Exhibit A opposite such Service (the "Termination Date") unless terminated sooner pursuant to Section 3(b).

        10.    Any of the Services may be terminated by the applicable Company, in its sole discretion, at any time during the term of this Agreement upon 15 days prior written notice to Falconbridge. In the event any one or more of the Services are terminated pursuant to this Section 3(b), there will also be a corresponding reduction in fees, costs or amounts payable by Company to Falconbridge (other than with respect to Out of Pocket Costs).

        11.    Except as otherwise indicated in Exhibit A, this Agreement shall terminate sixty (60) days after the Closing Date. Notwithstanding the termination of this Agreement, the provisions of (i) the last sentence of Section 1(a) (to the extent applicable), (ii) the last sentence of Section 1(b) (to the extent applicable), (iii) Section 4 (to the extent applicable) and (iv) Section 5 shall remain in force for the benefit of the parties hereto.

        12.    Billing and Payment for the Services. Except as otherwise provided on Exhibit A, Falconbridge or Affiliate will invoice Company for the provision of the Services on a monthly basis by line item for any fees, costs, amounts or Out of Pocket Costs in accordance with Exhibit A. Except as otherwise provided on Exhibit A, payment of any such invoices by Company will be due and payable 3 (three) Business Days following receipt of an invoice by Company.

        13.    Force Majeure. Falconbridge shall not bear any responsibility or liability for any losses arising out of any delay, inability to perform, or interruption of its performance of obligations under this Agreement due to events beyond its reasonable control (hereinafter referred to as "Force Majeure"), including, without limitation, act of God, act of Governmental Authority, act of the public enemy, or due to war, riot, flood, civil commotion, insurrection, labor difficulty, severe or adverse weather conditions, lack of or shortage of electrical power, malfunctions of equipment or software programs, or any other cause beyond the reasonable control of Falconbridge whose performance is affected by the Force Majeure event.

  Limitations and Indemnification.

        14.    THE EXPRESS WARRANTIES CONTAINED IN SECTIONS 2(a) AND 9 HEREOF AND THE COVENANTS EXPRESSLY MADE IN THIS AGREEMENT ARE THE ONLY WARRANTIES AND COVENANTS MADE BY FALCONBRIDGE AND FALCONBRIDGE EXPRESSLY DISCLAIMS AND EXCLUDES ANY AND ALL OTHER REPRESENTATIONS, WARRANTIES, COVENANTS AND CONDITIONS OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, REPRESENTATIONS, WARRANTIES, COVENANTS AND CONDITIONS OF MERCHANTABILITY, MERCHANTABLE OR SATISFACTORY QUALITY, PERFORMANCE, RESULTS, TITLE AND FITNESS FOR A PARTICULAR PURPOSE, AND THOSE ARISING BY STATUTE OR OTHERWISE IN LAW FROM A COURSE OF DEALING OR USAGE OF TRADE. FALCONBRIDGE DOES NOT WARRANT (I) THE PERFORMANCE, AVAILABILITY, SECURITY, UNINTERRUPTED USE OF OR OPERATION OF THE SERVICES OR ANY FEATURE THEREOF, (II) THAT THE SERVICES WILL MEET COMPANY'S REQUIREMENTS, (III) THAT THE PROVISION OF THE SERVICES WILL BE ERROR-FREE, OR (IV) THAT ANY OR ALL ERRORS CAN BE CORRECTED.

        15.    For breach or default by Falconbridge of any of the provisions of this Agreement, Falconbridge's entire liability, regardless of the form of action, whether based on contract or tort, including negligence, and including the furnishing, the failure to furnish or the quality of any Service, shall in no event exceed in the aggregate the amount of fees, costs and amounts, if any, paid by the applicable Company to Falconbridge or its Affiliates as compensation for the Service that is the subject of the claim in the one-month period immediately preceding the date Company notifies Falconbridge of such claim. For greater certainty, amounts paid to Falconbridge or its Affiliates as Pre-Funding Obligations pursuant to Section 1(b) hereof or as reimbursement for Out of Pocket Costs shall not constitute part of the compensation paid by Company to Falconbridge or its Affiliates for the Services provided hereunder. Notwithstanding the foregoing, Falconbridge or its Affiliates shall be liable to Acquirer or Company, as applicable, in respect of any Pre-Funding Obligations paid to Falconbridge or its Affiliates if Falconbridge or its Affiliates fail to furnish the Service paid for by such Pre-Funding Obligations.

        16.    LIMITATION OF LIABILITY: IN NO EVENT WILL FALCONBRIDGE OR ITS AFFILIATES AND THEIR RESPECTIVE AGENTS, EMPLOYEES, DIRECTORS, OFFICERS OR SUPPLIERS BE LIABLE HEREUNDER TO PURCHASER, ANY COMPANY OR ANY OTHER PERSON FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL LOSS OR DAMAGE, INCLUDING BUT NOT LIMITED TO LOST BUSINESS REVENUE, LOSS OF PROFITS, LOSS OF DATA, FAILURE TO REALIZE EXPECTED PROFITS OR SAVINGS, CLAIMED, INCURRED OR SUFFERED BY PURCHASER, COMPANY OR ANY OTHER PERSON (EVEN IF FALCONBRIDGE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS) RESULTING FROM OR ARISING IN CONNECTION WITH THE PERFORMANCE OR NON-PERFORMANCE OF THIS AGREEMENT, ANY SCHEDULE OR EXHIBIT HERETO OR ANY OBLIGATION HEREUNDER OR THEREUNDER (INCLUDING THE SERVICES), HOWSOEVER CAUSED. THE LIMITATIONS, EXCLUSIONS AND DISCLAIMERS IN THIS AGREEMENT SHALL APPLY IRRESPECTIVE OF THE NATURE OF THE CAUSE OF ACTION, DEMAND OR CLAIM INCLUDING, WITHOUT LIMITATION, BREACH OF CONTRACT, NEGLIGENCE, TORT, STRICT LIABILITY OR ANY OTHER LEGAL THEORY AND SHALL SURVIVE A FUNDAMENTAL BREACH OR BREACHES OR THE FAILURE OF THE ESSENTIAL PURPOSE OF THIS AGREEMENT.

        17.    Each Company and Acquirer hereby jointly and severally agree to indemnify, and hold harmless, Falconbridge and its Affiliates and their respective officers, directors, employees and agents from and against all claims, proceedings, liabilities, actions, suits, judgements and orders for any personal injuries, death, or for damage to tangible property to any person (collectively, "Losses") resulting from Falconbridge's or any of its Affiliates' acts or omissions in connection with the provision of Services under this Agreement, except to the extent that such Losses result from the wilful misconduct or gross negligence of Falconbridge or any of its Affiliates or Falconbridge's or any of its Affiliates' officers, agents, employees or subcontractors. Falconbridge shall notify the applicable Company and Acquirer as soon as reasonably practical of any such claim, demand or cause of action for which Falconbridge will require such indemnification from a Company and Acquirer. Falconbridge will provide the applicable Company and Acquirer with reasonable information and assistance for Company and Acquirer to defend such claim, demand, or cause of action.

  Status of Parties.

        18.    None of the provisions of this Agreement is intended to create nor will it be deemed or construed to create any relationship between Falconbridge and any Company and/or Acquirer other than that of independent entities contracting with each other under this Agreement solely for the purpose of effecting the provisions of this Agreement. None of Falconbridge, any Company or Acquirer will be construed to be the employer of the other.

  Warranties.

        19.    Falconbridge hereby represents and warrants that it has full legal right and authority to provide or to cause the provision of the Services to be provided hereunder and that it has and will use its reasonable commercial efforts to continue to have the necessary skills, facilities and resources to fulfill its obligations hereunder.

  Miscellaneous Provisions.

        20.    Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties hereto and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations among the parties hereto, except for the Purchase Agreement insofar as it is applicable with respect to the parties hereto.

        21.    Notices.    All notices, requests, demands and other communications required or permitted to be given under this Agreement shall be deemed to have been duly given if in writing sent via first-class, postage prepaid, registered or certified mail (return receipt requested), or by overnight delivery service or facsimile transmission addressed as follows:

  If to Acquirer or a Company:

      •

  with a copy to:

      •

  If to Falconbridge:

      •

  with a copy to:

  McCarthy Tétrault LLP
  Suite 4700
  Toronto-Dominion Bank Tower
  Toronto, Ontario M5K 1E6
  Attn: Ian W. Arellano
  Telephone: (416) 601-7520
  Facsimile: (416) 868-0673

to which the communications are to be directed to it by giving notice to the other parties in the manner provided in this Section 10. Notice by mail shall be deemed given and received on the third calendar day after posting. Notice by overnight delivery service, facsimile transmission or personal delivery shall be deemed given on the date of actual delivery.

        22.    Transfer and Assignment; Successors.    Without the other parties' written consent, this Agreement and the rights and obligations of the parties hereunder will not be assignable by any party; provided, however, that the parties shall have the right to assign this Agreement in accordance with, and only to the extent permitted pursuant to, the terms of the Purchase Agreement. This Agreement will be binding upon, and inure to the benefit of, the respective successors and permitted assigns of each of the parties hereto.

        23.    No Third Party Rights.    Except as specifically provided herein, the provisions of this Agreement are intended to bind the parties to each other and are not intended and do not create rights in any other person, including any employee of Company, and no person is intended to be or is a third party beneficiary of any of the provisions in this Agreement.

        24.    Headings.    The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

        25.    Governing Law.    This Agreement will be governed by and construed and enforced in accordance with the laws of Ontario.

        26.    Attornment.    For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. The parties hereto each attorn to the jurisdiction of the courts of the Province of Ontario.

        27.    Amendments.    This Agreement cannot be terminated, altered or amended except pursuant to an instrument in writing signed by all of the parties hereto.

        28.    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        29.    Facsimiles.    Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

        30.    Exhibit.    Exhibit A attached hereto is incorporated in and forms part of this Agreement.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

FALCONBRIDGE LIMITED
By:
Name: Its:

FALCONBRIDGE NIKKELVERK A/S
By:
Name: Its:

FALCONBRIDGE INTERNATIONAL LIMITED
By:
Name: Its:

FALCONBRIDGE U.S., INC.
By:
Name: Its:

FALCONBRIDGE EUROPE S.A.
By:
Name: Its:

FALCONBRIDGE (JAPAN) LIMITED
By:
Name: Its:

FALCONBRIDGE INTERNATIONAL S.A.
By:
Name: Its:

LIONORE MINING INTERNATIONAL LTD.
By:
Name: Its:

EXHIBIT A

SERVICE	TERMINATION DATE	FEES/FUNDING/CLAIMS

	[60] days after the Closing Date	Out of Pocket Costs
	[60] days after the Closing Date	Out of Pocket Costs

Schedule C
Share Purchase Agreement

Part 3 — Release and Termination Agreement
See Attached

TERMINATION AND RELEASE

        THIS AGREEMENT ("Termination and Release") is entered into on    •    , 2006 by Falconbridge Limited, a corporation amalgamated under the laws of the Province of Ontario, Canada ("Falconbridge") and Falconbridge Nikkelverk A/S, a corporation existing under the laws of Norway ("FNA"), Falconbridge International Limited, a corporation existing under the laws of Barbados ("FIL"), Falconbridge U.S., Inc., a corporation existing under the laws of Pennsylvania ("FUS"), Falconbridge Europe S.A., a corporation existing under the laws of Belgium ("FESA"), Falconbridge (Japan) Limited, a corporation existing under the laws of Japan ("FJKK") and Falconbridge International S.A., a corporation existing under the laws of Belgium ("FISA") (FNA, FIL, FUS, FESA, FJKK and FISA being collectively referred to herein as the "FNA Entities") witnesses that:

        WHEREAS, Falconbridge and LionOre Mining International Ltd., a corporation continued under the laws of Canada ("LionOre"), have entered into an agreement dated    •    , 2006 entitled Agreement to Acquire Divested Business Through Purchase of FNA Group Shares (the "Divestiture Agreement"), in order to effect the sale by Falconbridge to LionOre of the Divested Business (as therein defined) which has been carried on by Falconbridge through the FNA Entities.

        AND WHEREAS Section 4.1(c) of the Divestiture Agreement requires that this Termination and Release be entered into and delivered on or before the Closing.

        AND WHEREAS all intercompany debt between any of the Falconbridge Entities (as defined below) on the one hand and any of the FNA Entities on the other hand has been settled;

        NOW THEREFORE in consideration of the Closing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.
Unless otherwise defined herein or the context otherwise requires, capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Divestiture Agreement.

2.
All agreements, commitments or arrangements, whether oral or written, between any of the Falconbridge Entities (as defined below) on the one hand and any of the FNA Entities on the other hand are hereby terminated as of the date hereof, other than the Divestiture Agreement or any other agreements to which any of them become a party in connection with the transactions contemplated by the Divestiture Agreement.

3.
Falconbridge, on behalf of itself and its Affiliates (other than the FNA Entities) (collectively, the "Falconbridge Entities") hereby fully releases and discharges each and all of the FNA Entities, and each of their respective designees, successors and assigns (collectively, the "FNA Released Parties") from, and hereby waives and relinquishes, any and all claims and possible claims that any of the Falconbridge Entities may have arising from any claim, demand, contention, cause of action, obligation or liability of any nature, character or description whatsoever which any of the Falconbridge Entities may now have or hereafter have or claim to have against the FNA Released Parties by reason of any matter or thing arising from any matter, fact or event at or prior to Closing; provided that nothing in this Termination and Release shall constitute a release, waiver or discharge of (i) any rights or claims arising on or prior to the date hereof or hereafter from the Divestiture Agreement, or any other agreements to which any of them may become a party in connection with the transactions contemplated in the Divestiture Agreement or (ii) any right to claim over and recover contribution, indemnity or other relief against any of the FNA Released Parties in respect of any claim asserted by a third party against any of the Falconbridge Entities arising from the business or operations of any of the FNA Released Parties.

4.
Falconbridge (on behalf of itself and the Falconbridge Entities) hereby unconditionally revokes any and all powers of attorney granted by any of the Falconbridge Entities to any FNA Entity, their directors, officers or employees.

5.
The FNA Group hereby fully releases and discharges each and all of the Falconbridge Entities, and each of their respective designees, successors and assigns (collectively, the "Falconbridge Released Parties") from, and hereby waives and relinquishes, any and all claims and possible claims that any of the FNA Entities may have arising from any claim, demand, contention, cause of action, obligation or liability of any nature, character or description whatsoever which any of the FNA Entities may now have or hereafter have or claim to have against the Falconbridge Released Parties by reason of any matter or thing arising from any matter, fact or event at or prior to Closing; provided that nothing in this Termination and Release shall constitute a release, waiver or discharge of (i) any rights or claims arising on or prior to the date hereof or hereafter from the Divestiture Agreement, or any other agreements to which any of them may become a party in connection with the transactions contemplated in the Divestiture Agreement or (ii) any right to claim over and recover contribution, indemnity or other relief against any of the Falconbridge Released Parties in respect of any claim asserted by a third party against any of the FNA Entities arising from the business or operations of any of the Falconbridge Released Parties.

6.
Each of the FNA Entities hereby unconditionally revokes any and all powers of attorney granted by any of the FNA Entities to any Falconbridge Entity, their directors, officers of employees.

7.
This Termination and Release may not be modified, waived or changed in any manner except in writing signed by Falconbridge and the FNA Entities.

8.
Falconbridge and each of the FNA Entities agree that they shall and, where applicable, shall cause their Affiliates to, from time to time after the date of this Termination and Release, execute and deliver such other documents and instruments and take such other actions as may be reasonably required to comply with the obligations contemplated by this Termination and Release.

9.
If there is a conflict between any provision of or definition contained in this Termination and Release and any provision of or definition contained in the Divestiture Agreement, the relevant provision of the Divestiture Agreement shall prevail.

10.
This Termination and Release shall be binding on and shall inure to the benefit of the Falconbridge Released Parties and the FNA Released Parties, and their respective successors, assigns, attorneys and agents.

11.
This Termination and Release shall be governed by and construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

        IN WITNESS WHEREOF Falconbridge and each of the FNA Entities have executed this Termination and Release as of the date first above written.

FALCONBRIDGE LIMITED
By:
Name: Title:

FALCONBRIDGE NIKKELVERK A/S
By:
Name: Title:

FALCONBRIDGE INTERNATIONAL LIMITED
By:
Name: Title:

FALCONBRIDGE U.S., INC.
By:
Name: Title:

FALCONBRIDGE EUROPE S.A.
By:
Name: Title:

FALCONBRIDGE (JAPAN) LIMITED
By:
Name: Title:

FALCONBRIDGE INTERNATIONAL S.A.
By:
Name: Title:

Schedule C
Share Purchase Agreement

Part 4 — Technology Cross-Licence Agreement

[deleted text]

Schedule C
FNA Share Purchase Agreement

[deleted text]

QuickLinks

  Exhibit 99.2
Agreement to Acquire the Divested Business Through Purchase of FNA Group Shares
Schedule A FNA Share Purchase Agreement Interpretation
Schedule B FNA Share Purchase Agreement Summary of Non-Divested Business Transfers
Schedule C FNA Share Purchase Agreement Closing Agreements
Part 2 — Transitional Services Agreement
TRANSITIONAL SERVICES AGREEMENT
RECITALS
AGREEMENT
EXHIBIT A
Schedule C Share Purchase Agreement Part 3 — Release and Termination Agreement See Attached
TERMINATION AND RELEASE
Schedule C Share Purchase Agreement Part 4 — Technology Cross-Licence Agreement
Schedule C FNA Share Purchase Agreement